Exhibit 99.2

Stantec

STN
TSX · NYSE

MARCH 15, 2018
MANAGEMENT
INFORMATION CIRCULAR

Refine.

MARCH 15, 2018 MANAGEMENT INFORMATION CIRCULAR Refine. Stantec STN TSX: NYSE

Brucejack Mine
Stewart,
British Columbia
ENERGY & RESOURCES

Stewart, Brucejack Mine British Columbia ENERGY & RESOURCES

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve–because they’re our communities too. This allows us to assess what’s needed and connect our expertise; to appreciate nuances and envision what’s never been considered; to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol

STN. Visit us at stantec.com or find us on social media.

ABOUT STANTEC
è	Our Purpose	è	Our Promise	WE CONNECT TO PROJECTS ON A PERSONAL LEVEL AND ADVANCE THE QUALITY OF LIFE ACROSS THE GLOBE.
	How we make a difference in the world		What we stand for	22,000 EMPLOYEES 400 LOCATIONS 6 CONTINENTS
	Creating communities		Design with community in mind
è	Our Values	è	Our Business Objective
	How we act		What drives us to do better
	We put people first We do what is right We are better together We are driven to achieve		We will be a top-tier global design and delivery firm

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Invitation to Shareholders

Dear Fellow Shareholder:

The Stantec board of directors and management team invite you to attend the annual general meeting of shareholders of Stantec Inc. Details of the meeting follow:

Date:	Thursday, May 10, 2018

Time:	10:30 AM (MDT)

Place:	Stantec Centre

New York Room

10160 – 112 Street

Edmonton, Alberta T5K 2L6

During the meeting, we will consider the matters of business described in the accompanying Management Information Circular and host a question-and-answer period.

Enclosed in this package are the Notice of Meeting, Form of Proxy or Voting Instruction Form, and Management Information Circular. Please return your voting instructions as soon as possible to ensure that your vote is recorded.

Thank you for your continuing support.

Sincerely,

Aram H. Keith, Chair	Gordon A. Johnston, P.Eng.
Board of Directors	President & CEO

2018 Management Information Circular March 15, 2018	7	Stantec Inc.

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Notice of Annual General Meeting

Notice is hereby given that Stantec Inc. (“Stantec” or the “Company”) will hold its annual general meeting of shareholders on Thursday, May 10, 2018, at 10:30 AM (MDT) at Stantec Centre, New York Room, 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. The meeting will be held to

1	Receive Stantec’s financial statements for the year ended December 31, 2017, together with the auditors’ report on those statements

2	Elect the directors of Stantec

3	Appoint the auditors of Stantec and authorize the directors to fix the auditors’ remuneration

4	Consider a resolution to adopt a by-law that sets out advance notice requirements for director nominations

5	Consider a nonbinding advisory resolution on Stantec’s approach to executive compensation

6	Transact any other business as may properly be brought before the meeting

The accompanying Management Information Circular contains additional information regarding these matters and forms part of this notice. Stantec’s 2017 audited financial statements are included in our 2017 Annual Report, which is available free of charge to shareholders on request.

The board has fixed the close of business on March 15, 2018, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting. Only shareholders of record on that date are entitled to vote on these matters at the meeting.

By order of the board of directors,

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

March 15, 2018

2018 Management Information Circular March 15, 2018	9	Stantec Inc.

Questions and Answers about Voting

Who can attend and vote at the meeting?

If you hold common shares of Stantec at the close of business on March 15, 2018, you have the right to attend the meeting and cast one vote for each common share that you hold.

What items of business am I voting on?

You will be voting on

•	The election of Stantec’s directors

•	The appointment of Stantec’s auditors

•	The adoption of an Advance Notice By-law

•	A nonbinding advisory vote on Stantec’s approach to executive compensation

Please see the Business of the Meeting section of this Management Information Circular for more information.

Am I a registered or beneficial shareholder?

You are a registered shareholder if you hold any common shares in your own name.

You are a beneficial shareholder if

•	Your common shares are held by an intermediary, such as a bank, securities broker, trust company, trustee, or other nominee who holds your common shares on your behalf, or

•	You hold your common shares through Stantec’s Employee Share Purchase Plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States

If you are not sure whether you are a registered or beneficial shareholder, please contact Computershare, Stantec’s transfer agent and registrar, at

•	1-800-564-6253 (North America)

•	1-514-982-7555 (International)

How can I vote if I am a registered shareholder?

As a registered shareholder, you can vote by proxy or in person. See the details that follow:

A.     By Proxy

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

•	Appoint another person to attend the meeting to vote your shares for you: You may appoint someone else to represent you at the meeting. This person does not need to be a shareholder of Stantec but must attend the meeting to vote your shares. Complete your proxy form—on paper or online—by printing the person’s name in the space provided. Make sure that the person you appoint is aware that he or she has been appointed as your proxy holder and attends the meeting.

When your proxy holder arrives at the meeting, he or she must register with a Computershare representative before entering the meeting.

B.     In Person

Do not complete or return your proxy form; instead, attend the meeting where your vote will be taken and counted. When you arrive, register with a Computershare representative before entering the meeting.

2018 Management Information Circular March 15, 2018	10	Stantec Inc.

How can I vote if I am a beneficial shareholder?

As a beneficial shareholder, you will receive all materials through an investment dealer or other intermediary. Carefully follow the intermediary’s procedures when completing your voting instruction form. Return the form promptly to ensure that your shares are voted at the meeting.

If you want to vote in person at the meeting, insert your own name in the space provided on your voting instruction form, and carefully follow the instructions. When you arrive, register with a Computershare representative before entering the meeting.

How can I vote if I am an employee shareholder?

If you hold shares through Stantec’s Employee Share Purchase Plan, you can direct the trustee of the plan (Manulife in Canada and Computershare in the United States) to vote your employee shares as you instruct. Provide instructions as follows:

•	Internet: Visit the website shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the online instructions.

•	Telephone: Call the toll-free telephone number shown on your proxy form. Refer to your holder account number and control number on your proxy form, and follow the instructions.

Note: You cannot appoint anyone other than the directors named on your proxy form if you vote by telephone.

•	Mail or deliver by hand: Complete, sign, and date the proxy form following the instructions provided; return it by mail using the envelope provided or deliver by hand.

Your employee shares will be voted for or against or will be withheld from voting only in accordance with your instructions. If your proxy form is not received by the plan’s trustees according to the procedures above, your employee shares will not be voted at the meeting.

What does it mean to vote by proxy?

Voting by proxy means that you are authorizing the person or people named on your proxy form or voting instruction form, as applicable, to vote your shares at the meeting according to your instructions. A proxy form or voting instruction form, as applicable, is included with this Management Information Circular.

Who is soliciting my proxy?

Stantec’s management is soliciting your proxy, and the costs for doing so (including costs to mail materials to our beneficial owners via their intermediary) are borne by Stantec.

In addition to soliciting proxies by mail, Stantec employees may also solicit proxies via telephone, email, or in person. If determined advisable, Stantec may retain an agency to solicit proxies for Stantec in Canada and the United States.

How will my shares be voted if I return my proxy form?

By completing and returning your proxy form, you are authorizing the person or people named in your proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on according to your instructions.

Note: If you appoint Aram Keith or Gord Johnston as your proxy holder and you do not provide him with instructions, he will vote your shares as follows:

•	FOR electing each of the nominated directors listed in this circular

•	FOR appointing Ernst & Young LLP as auditors for the Company and authorizing the board to fix their remuneration

•	FOR adopting the Advance Notice By-law

•	FOR accepting Stantec’s approach to executive compensation

If you appoint someone else to vote your shares for you at the meeting, your proxy holder will vote your shares according to your voting instructions.

2018 Management Information Circular March 15, 2018	11	Stantec Inc.

What happens if amendments, variations, or other matters are brought before the meeting?

The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxy holder to vote as he or she sees fit (to the extent permitted by law) on any amendment or variation to any of the matters identified in the Notice of Meeting and on any other matter that may properly be brought before the meeting.

As of March 15, 2018, no director or executive officer of the Company was aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

What is the deadline to return my proxy form?

Regardless of the voting method you choose, your proxy form or voting instructions must be received by Computershare before 10:30 AM (MDT) on May 8, 2018. If the meeting is adjourned or postponed, your proxy must be signed and received before 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

If I change my mind, can I revoke my proxy once I have given it?

If you are a registered shareholder and have voted by proxy, you may revoke your proxy in one of several ways:

•	By providing new voting instructions on a proxy form with a later date or at a later time if you are voting by telephone or on the Internet. Any new voting instructions must be received by Computershare before 10:30 AM (MDT) on May 8, 2018, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

•	By delivering a revocation of proxy to the registered office of Stantec (to the attention of our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6) any time before 10:30 AM (MDT) on May 9, 2018, or, if the meeting is adjourned or postponed, before 10:30 AM (MDT) on the business day before the date of the reconvened meeting.

•	By going to the meeting and delivering a form of revocation of proxy to the chair of the meeting before the start of the meeting or before any adjournment or postponement. You may then vote at the meeting.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your voting instructions by contacting the person who serves your account. However, you are subject to the same time constraints as noted above for registered shareholders.

If you are an employee shareholder and have voted by submitting your proxy, you may revoke it by providing new voting instructions with a later date or at a later time if you are voting by telephone or on the Internet. However, any new voting instructions will take effect only if received by 10:30 AM (MDT) on May 8, 2018, or, if the meeting is adjourned or postponed, by 10:30 AM (MDT) on the second-last business day before the date of the reconvened meeting.

How many shares are entitled to vote at the meeting?

As of March 15, 2018, the Company had 113,906,806 common shares issued and outstanding. Each common share carries the right to one vote on each matter that comes before the meeting.

What percentage of votes is required to approve the items of business to be voted on at the meeting?

A majority—over 50%—of the votes cast at the meeting is needed for approval of each item of business.

Is my vote by proxy confidential?

Under normal conditions, your vote will be kept confidential because the Company’s transfer agent tabulates proxies and votes. However, confidentiality may be lost if a question arises about a proxy’s validity, revocation, or any other like matter. Loss of confidentiality may also occur if the board decides that disclosure is in the best interest of the Company or its shareholders.

Who are the principal shareholders of the Company?

To the knowledge of the Company, as of March 15, 2018, no one beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding common shares of Stantec.

2018 Management Information Circular March 15, 2018	12	Stantec Inc.

Business of the Meeting

1	Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2017, together with the auditors’ report on those statements, will be placed before the meeting. Our financial statements are contained in our 2017 Annual Report, available on our website at stantec.com and on SEDAR at sedar.com. Our Form 40-F is available on EDGAR at sec.gov. If you would like a free copy of any of these documents, please contact our corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

2	Election of Directors

Nine directors will stand for election at the meeting. The persons listed in the Nominees for Election to the Board of Directors section of this Management Information Circular (“circular”) will be presented for election at the meeting as management’s nominees. We believe that each person nominated is well qualified to be a director of Stantec. Each has confirmed his or her willingness to serve if elected. If any nominee is unable to serve as a director for any reason arising before the meeting, the person named in your proxy has the discretion to vote for another nominee at the meeting. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

The director nominees follow:

Douglas K. Ammerman	Robert J. Gomes	Aram H. Keith
Richard C. Bradeen	Susan E. Hartman	Donald J. Lowry
Delores M. Etter	Gordon A. Johnston	Marie-Lucie Morin

Tony Franceschini will not stand for re-election at the meeting. Information relating to his service on our board does not appear with the information regarding the nine proposed nominees for election. However, because Mr. Franceschini acted as a director up to the meeting date, information concerning him does appear in other sections of this circular that pertain to members of the board for the year ended December 31, 2017 and up to the meeting date.

Majority Voting for Directors

To ensure accountability to shareholders, the board has adopted a policy that requires any nominee in an uncontested election who receives a greater number of votes “withheld” than votes “for” his or her election as a director (i.e., the nominee is not elected by at least a majority of 50% + 1 vote) to immediately tender his or her resignation to the Corporate Governance and Compensation Committee of the board. The committee will consider the resignation and promptly recommend to the board whether to accept it. Any director who tenders his or her resignation will not participate in the committee recommendation or board consideration regarding whether to accept the resignation.

The board expects that resignations will be accepted unless exceptional circumstances warrant a contrary decision. The board will act on the committee’s recommendation no later than 60 days following the certification of the shareholder vote. We will promptly publicly disclose the board’s decision in a news release that will be provided to the Toronto Stock Exchange and filed on SEDAR at sedar.com and EDGAR at sec.gov. If the board refuses the resignation, the reasons underlying this decision will be fully disclosed in the news release.

We recommend that you vote FOR the election of the nominees listed above. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR the election of those nominees.

2018 Management Information Circular March 15, 2018	13	Stantec Inc.

3	Appointment of Auditor

The board recommends that Ernst & Young LLP, Chartered Professional Accountants, be reappointed as our auditor for the 2018 fiscal year. Ernst & Young LLP has served as our auditor since December 11, 1993.

We recommend that you vote FOR the reappointment of Ernst & Young LLP as our auditor to hold office until the close of the next annual shareholders’ meeting at remuneration to be fixed by the board. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this reappointment.

External Auditors’ Fees

The table below shows the fees that Stantec’s external auditors, Ernst & Young LLP, billed to Stantec and its subsidiaries for various services in each of the past two fiscal years.

Category	Note	2017 ($)	2016 ($)

Audit fees	1	6,419,000	4,265,000

Audit-related fees	2	147,800	22,400

Tax fees	3	3,806,600	2,369,300

All other fees	4	21,800	1,148,200

Total		10,395,200	7,804,900

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including the audit of the MWH opening balance sheet and subsidiary statutory audit requirements.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance of $855,000. These generally involve the preparation of US tax returns as well as preparation of certain of our International based Companies income tax returns. $2,951,600 for tax advice relating to mergers, acquisitions, financing structures and tax planning, mainly related to the MWH transaction as well as the Innovyze disposition and US tax reform.

(4)	All other fees: Non-audit assurance fees and related services provided by Ernst & Young LLP. These services include review engagements and international financial reporting standards consultations. Fees for 2016 include professional services rendered by Ernst & Young LLP for financial due diligence provided in connection with the MWH acquisition.

4	Approval of By-law No. 2

At the meeting, shareholders will be asked to consider and, if they think it is advisable, to approve the adoption of By-law No. 2 (the “Advance Notice By-law”), which sets out advance notice requirements for director nominations.

The Advance Notice By-law provides shareholders, directors, and management of Stantec with guidance on nominating directors. It provides a framework and establishes deadlines for nominating directors to the board, plus sets forth the information that shareholders must include in a nomination for it to be in proper form. The By-law helps ensure that all shareholders receive adequate notice of director nominations in advance of meetings and have the information they require to vote in an informed manner. The full text of the Advance Notice By-law is set out in Schedule A to this circular.

We believe that the Advance Notice By-law will be beneficial to shareholders and other stakeholders. It will be reviewed periodically, and, subject to applicable law, it will reflect any changes required by securities regulatory agencies or stock exchanges and, at the discretion of the board of directors, be amended as necessary to meet evolving industry standards.

By-law No. 2 was approved by the board on March 15, 2018, but will take effect only if confirmed by shareholders. At the meeting, shareholders will be asked to vote on the following resolution:

Resolved that:

1.	The adoption of By-law No. 2 in the form annexed as Schedule A to the Management Information Circular in respect of the May 10, 2018, annual general meeting of shareholders, is hereby adopted and confirmed; and

2018 Management Information Circular March 15, 2018	14	Stantec Inc.

2.	Any officer of the Company be and is hereby authorized to execute and deliver, for and on behalf of Stantec, all such documents and to do all such other acts and things as may be considered necessary to give effect to this resolution and to do all such other acts and things as may be deemed necessary or desirable to carry out and give effect to the foregoing.

We recommend that you vote FOR the resolution adopting the Advance Notice By-law.

5	Nonbinding Advisory Vote on Executive Compensation

In 2017, Stantec held a shareholder advisory vote on the Company’s approach to executive compensation. Of the votes cast, 86.58% endorsed the Company’s approach to executive compensation. The Company is again providing shareholders the opportunity to cast an advisory vote at the meeting on the Company’s approach to executive compensation, as disclosed in the Executive Compensation Overview section of this circular (beginning on page 38). The Compensation Discussion and Analysis subsection sets out how we compensate our executives, what our named executive officers are paid, and how their compensation is linked to Stantec’s performance. We invite any shareholder to forward comments about our approach to executive compensation to Susan Hartman, chair of the Corporate Governance and Compensation Committee, c/o Stantec Inc., attention to the corporate secretary, at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6.

At the meeting, shareholders will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular delivered in advance of the 2018 annual general meeting of shareholders.

Because this is an advisory vote, the results are not binding on the board. However, the Corporate Governance and Compensation Committee of the board will review and analyze the results of the vote and consider them when reviewing our executive compensation philosophy, policies, and programs. The Company will also disclose the results of this vote as part of its report on voting results for the meeting.

We recommend that you vote FOR the adoption of the advisory resolution on our approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed proxy intend to vote FOR this resolution.

2018 Management Information Circular March 15, 2018	15	Stantec Inc.

Nominees for Election to the Board of Directors

Description of Nominees

The following tables give information as of March 15, 2018, about the nominees for election to the board, including each nominee’s background and the key qualifications relevant to serving on our board. All nominees are current directors of Stantec.

Douglas K. Ammerman Age: 66 Laguna Beach, California United States Director since 2011 Independent Principal Occupation: Corporate Director	Douglas Ammerman is a retired partner with KPMG LLP. Mr. Ammerman was with KPMG for almost 30 years, and, during that time, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan Administration as Special Assistant to the Secretary of Interior.
Key Qualifications
✓ Public accounting ✓ Public company board ✓ Professional services management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Audit and Risk (chair)	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Fidelity National Financial, Inc. (NYSE-FNF)	Audit (chair)
	J. Alexander’s Holdings, Inc. (NYSE-JAX)	Audit (chair); Compensation
	William Lyon Homes Inc. (NYSE-WLH)	Audit (chair); Compensation; Nominating and Corporate Governance
Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$2,163,712

Richard C. Bradeen Age: 61 Montreal, Quebec Canada Director since 2018 Independent Principal Occupation: Corporate Director

Richard Bradeen served as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment from February 2009 to October 2013 for Bombardier Inc., Montreal (Bombardier), a leading worldwide manufacturer of planes and trains. He started his career at Bombardier in 1997 as vice president of Acquisitions and held increasingly senior roles. Prior to that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and held increasingly senior roles over 19 years, including the role of president of the Corporate Finance group in Toronto.

Key Qualifications
✓ Corporate finance ✓ Managing and leading growth ✓ Global acquisitions
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors(1)	- of -	-
	Audit and Risk(1)	- of -	-
	Other Board Memberships	Other Committee Memberships
	Superior Plus Corp. (TSX-SPB)	Audit; Compensation
Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$41,776
(1) Mr. Bradeen was appointed a member of the board and the Audit and Risk Committee on February 21, 2018.

2018 Management Information Circular March 15, 2018	16	Stantec Inc.

Delores M. Etter Age: 70 Camano Island, Washington United States Director since 2011 Independent Principal Occupation: Corporate Director

Delores Etter is a professor emeritus in the Department of Electrical Engineering at Southern Methodist University in Dallas, Texas. She held the Caruth Professorship in Engineering Education and was a Distinguished Fellow in the Darwin Deason Institute for Cyber Security. From 2005 to 2007, she held the position of Assistant Secretary of the Navy for Research, Development and Acquisition. Dr. Etter is a member of the National Academy of Engineering, a former member of the National Science Board, and a Fellow of the Institute of Electrical and Electronic Engineers. She has held multiple senior executive leadership positions with the U.S. Department of Defense, as well as served on the faculties of the U.S. Naval Academy, the University of Colorado at Boulder, and the University of New Mexico.

	Key Qualifications
	✓ Cyber security ✓ US government agency procurement and acquisition ✓ Risk analysis and risk mitigation
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Corporate Governance and Compensation	7 of 7	100%
	Other Board Memberships	Other Committee Memberships
	Esterline Technologies Corporation (NYSE-ESL)	Nominating and Corporate Governance (chair); Compensation; Compliance
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,821,553

Robert (Bob) J. Gomes Age: 63 Edmonton, Alberta Canada Director since 2009 Not Independent Principal Occupation: Corporate Director

Bob Gomes joined Stantec in 1988 as an urban land project manager. Over 29 years with Stantec, his career became progressively more senior and spanned many of Stantec’s business lines. He held both operational and practice positions. From May 15, 2009, until his retirement on December 31, 2017, Mr. Gomes served as president & CEO of Stantec. He holds a degree in civil engineering from the University of Alberta and has served on the board of directors for the Edmonton Economic Development Corporation and a number of non-profit and charitable boards throughout his career.

	Key Qualifications
	✓ Executive leadership ✓ Strategic planning and execution ✓ Engineering industry experience
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$6,535,075

2018 Management Information Circular March 15, 2018	17	Stantec Inc.

Susan E. Hartman Age: 67 Evergreen, Colorado United States Director since 2004 Independent Principal Occupation: President & CEO of The Hartman Group

Susan Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company’s consulting services in strategic and operational planning, overall business assessment, process optimization, and project management.

	Key Qualifications
	✓ Strategic planning and organizational modeling ✓ Corporate governance and executive compensation ✓ International business
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	6 of 6	100%
	Corporate Governance and Compensation (chair)	7 of 7	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$3,184,836

Gordon (Gord) A. Johnston Age: 52 Edmonton, Alberta Canada Director since 2018 Not Independent Principal Occupation: President & CEO of Stantec

Gord Johnston is the current president & CEO of Stantec. He has 30 years of private and public sector experience in the design and project management of infrastructure projects throughout North America and abroad. Mr. Johnston has held increasingly senior roles since joining Stantec in 1990, including serving as the Water business line leader, as executive vice president of the Infrastructure business operating unit, and as an active participant in Stantec’s acquisition sourcing and integration efforts. He earned bachelor of science and master of engineering degrees in civil engineering from the University of Alberta, and is a registered professional engineer, certified project management professional, and Envision Sustainability Professional. He completed the Leading Professional Services Firms program from the Harvard Business School and the Financial Literacy program for directors and executives at the University of Toronto’s Rotman School of Management.

	Key Qualifications
	✓ Engineering industry experience ✓ Managing and leading growth ✓ Strategic planning and execution
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors(1)	- of -	-
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$1,038,050
	(1) Mr. Johnston was appointed a member of the board on January 1, 2018.

2018 Management Information Circular March 15, 2018	18	Stantec Inc.

Aram H. Keith Age: 73 Monarch Beach, California United States Director since 2005 Independent Principal Occupation: Corporate Director

Aram Keith cofounded The Keith Companies, Inc. in March 1983 and served as its CEO and chair of the board of directors until its acquisition by Stantec in 2005. During that time, The Keith Companies grew to 17 offices and more than 850 employees. Under Mr. Keith’s leadership, the firm won many major awards for its outstanding projects. In 2005, he was named Entrepreneur of the Year by Ernst & Young (Orange County), and The Keith Companies was listed as one of the Top 10 Large Firms to Work For by Civil Engineering magazine. Mr. Keith earned a bachelor of science in civil engineering from California State University at Fresno and has been a licensed civil engineer since 1972. Now retired, he serves on several nonprofit boards and is active in various philanthropic endeavors.

	Key Qualifications
	✓ Managing and leading growth ✓ Senior officer or CEO ✓ Engineering services
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors (chair)	6 of 6	100%
	Corporate Governance and Compensation	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	-	-
	Total Equity at Risk (Common Shares and Deferred Share Units)
	Value at risk	$13,043,630

Donald (Don) J. Lowry Age: 66 Edmonton, Alberta Canada Director since 2013 Independent Principal Occupation: Corporate Director

Don Lowry retired in March 2013 as president and CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine and, in January 2014, was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry was the chair of Canadian Oilsands Limited until February 2016, when the company was acquired. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation (ICD.D) in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors.

	Key Qualifications
	✓ Strategic growth, oversight, and insight ✓ Corporate governance and executive compensation ✓ Capital markets and risk management
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	5 of 6	83%
	Corporate Governance and Compensation	7 of 7	100%
	Audit and Risk	4 of 4	100%
	Other Board Memberships	Other Committee Memberships
	Capital Power Corporation (chair) (TSX-CPX)	-
	Melcor REIT (TSX-MR.UN) Hydrogenics Corporation (TSX-HYG)	Lead Director; Corporate Governance Nominating and Compensation Committee (chair); Audit Committee
		Governance and Human Resources Committee (chair); Audit Committee
	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$1,693,806

2018 Management Information Circular March 15, 2018	19	Stantec Inc.

Marie-Lucie Morin Age: 60 Ottawa, Ontario Canada Director since 2016 Independent Principal Occupation: Corporate Director

Marie-Lucie Morin is a member of Canada’s Security Intelligence Review Committee. Previous public service appointments include serving as National Security Advisor to the Prime Minister and Associate Secretary to the Cabinet. She also served as Deputy Minister for International Trade and as Associate Deputy Minister of Foreign Affairs. During her career with the Department of Foreign Affairs and International Trade, Ms. Morin completed assignments in San Francisco, Jakarta, London, and Moscow. Ms. Morin served as Executive Director for Canada, Ireland, and the Caribbean at the World Bank. A lawyer and graduate of the Université de Sherbrooke, she was awarded the Governor General’s 125th Anniversary of the Confederation of Canada Medal and was named Chevalier de la Légion d’Honneur, France’s highest military and civil order. Ms. Morin was appointed to the Order of Canada in December 2016.

	Key Qualifications
	✓ International business ✓ Strategic planning and execution ✓ Government affairs ✓ Canadian – US Relations
	Stantec Board and Committee Memberships	Attendance	Attendance Total
	Board of Directors	5 of 6	83%
	Corporate Governance and Compensation	6 of 7	86%
	Other Board Memberships	Other Committee Memberships
	Chorus Aviation Inc. (TSX-CHR)	Governance and Nominating Committee
	AGT Food and Ingredients Inc. (TSX-AGT)	-
	Total Equity at Risk (Common Shares and Deferred Share Units)

	Value at risk	$261,629

2018 Management Information Circular March 15, 2018	20	Stantec Inc.

Additional Information about Director Nominees

Director Voting Results from Our 2017 Annual General Meeting

A summary of the voting results from our 2017 annual general meeting follows:

Director(1)	Votes in Favor	% in Favor	Votes Withheld	% Withheld
Douglas Ammerman	80,967,574	96.34	3,078,246	3.66
Delores Etter	76,846,512	91.43	7,199,308	8.57
Bob Gomes	83,457,562	99.32	570,258	0.68
Susan Hartman	74,531,774	88.68	9,514,046	11.32
Aram Keith	81,595,409	97.08	2,450,411	2.92
Don Lowry	76,662,724	91.22	7,383,096	8.78
Marie-Lucie Morin	76,801,810	91.37	7,254,010	8.63

(1)	Mr. Bradeen and Mr. Johnston were not director nominees at our 2017 annual general meeting.

Director Attendance

The number and percentage of board and committee meetings each director nominee attended in 2017 follows:

Director(1)	Board Meetings Attended		Committee Meetings Attended		Total Meetings Attended
Douglas Ammerman	6 of 6	100%	4 of 4	100%	10 of 10	100%
Delores Etter	6 of 6	100%	7 of 7	100%	13 of 13	100%
Bob Gomes	6 of 6	100%	-	-	6 of 6	100%
Susan Hartman	6 of 6	100%	7 of 7	100%	13 of 13	100%
Aram Keith	6 of 6	100%	11 of 11	100%	17 of 17	100%
Don Lowry	5 of 6	83%	11 of 11	100%	16 of 17	94%
Marie-Lucie Morin	5 of 6	83%	6 of 7	86%	11 of 13	85%

(1)	Mr. Bradeen and Mr. Johnston did not serve as directors in 2017.

Director Independence

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws. Mr. Gomes, as past president & CEO of Stantec, and Mr. Johnston, as current president & CEO of Stantec, are not considered independent.

Director Nominee	Independent	Non-Independent	Reason for Non-Independence
Douglas Ammerman	✓
Richard Bradeen	✓
Delores Etter	✓
Bob Gomes		✓	Past President & CEO of the Company
Susan Hartman	✓
Gord Johnston		✓	President & CEO of the Company
Aram Keith	✓
Don Lowry	✓
Marie-Lucie Morin	✓

2018 Management Information Circular March 15, 2018	21	Stantec Inc.

Director Compensation

Our directors play a central role in enhancing shareholder value. Because of this, our director compensation program is designed to attract and retain highly qualified people to serve on our board and takes into account the risks and responsibilities of being a director. The program is also designed to align the interests of our directors with those of our shareholders and to discourage inappropriate risk taking.

Our director compensation philosophy is to align compensation with the median compensation of directors for our compensation peer companies, using a program design that reflects market best practices. The Corporate Governance and Compensation Committee of our board is responsible for reviewing and making recommendations to the board regarding board compensation matters. The committee regularly reviews our director compensation program and recommends to the board any adjustments it considers necessary and appropriate to remain competitive with director compensation trends in North America.

The compensation of our non-management directors remained the same in 2017 as in 2016. Mr. Gomes, who retired from the position of Stantec’s president & CEO on December 31, 2017, did not receive any additional compensation for his service as a director in 2017. His compensation for 2017 is fully disclosed in the Executive Compensation Overview section of this circular. On January 1, 2018, Mr. Gomes began receiving compensation as a non-management director. Mr. Johnston, who was appointed to the board on January 1, 2018, does not receive any additional compensation for his service as a director; his compensation is fully earned as president & CEO of Stantec. Mr. Bradeen, who was appointed to the board on February 21, 2018, did not receive any compensation as a director in 2017. Mr. Ivor Ruste, who retired from Stantec’s board on May 11, 2017, received compensation as a director for a portion of 2017, and thus information pertaining to him is included in the discussion below.

Components of Compensation

All-Inclusive Annual Cash Retainer

Our non-management directors receive an all-inclusive annual cash retainer (in lieu of board and committee meeting fees), reflecting market best practices. In the board’s view, directors should be paid for their oversight and judgment, as required by the role, and meeting attendance is a minimum requirement of directors. This approach and component of compensation provides a predictable level of cash compensation for the Company and its directors.

The following table shows the annual cash retainers for our non-management directors in 2017:

Description of Annual Retainer	Amount ($)(1)
Director cash retainer	50,000
Chair cash retainers:
Board	75,000
Audit and Risk Committee	21,000
Corporate Governance and Compensation Committee	18,000

(1)	Effective January 1, 2017, the Company adopted a nominal pay policy for cash retainers paid to non-management directors. Directors who are ordinarily resident in the United States receive their cash retainer in US dollars, using a one-to-one exchange rate to the Canadian dollar. Directors who are ordinarily resident in Canada receive their cash retainer in Canadian dollars.

Equity-Based Compensation

Our non-management directors receive equity-based compensation in fixed number and fixed value equity grants. Quarterly in 2017, each non-management director received 800 deferred share units (DSUs) (fixed number equity grant) and $17,500 in either common shares or DSUs (fixed value equity grant). For the fixed value equity grant, each director elects to receive either common shares (purchased on the Toronto Stock Exchange) or DSUs. The fixed value approach provides the Company with less volatility in the value of our directors’ compensation. As well, each director can choose to receive common shares now or DSUs that will be monetized when the director retires from the board.

2018 Management Information Circular March 15, 2018	22	Stantec Inc.

Director DSU Plan

Each DSU has the same value as one of our common shares; however, DSUs carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. DSUs vest on issuance and will be exercised and paid out in cash upon a director’s death or retirement from Stantec. Each DSU will be valued at the weighted-by-volume average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director.

DSUs are granted on the first day of each quarter, and once granted, the number of DSUs is not adjusted, even if the director dies or retires in the quarter to which a grant of DSUs relates. The number held by directors and the number that directors are entitled to receive are appropriately adjusted for changes in our outstanding common shares that occur because of any stock split, consolidation, or other corporate change. DSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec’s common shares over the life of the units.

Fixed Number Equity Grant – Director DSU Awards in 2017

The following summarizes the value of DSUs awarded in 2017 to our non-management directors as a fixed number equity grant.

Title	Value of DSUs Awarded in 2017 to Each Director ($)(1)	Increase in Value of DSUs Awarded in 2017 for Dividend Adjustment ($)	Value as of December 31, 2017 ($)(2)
Director(3)	108,568	990	113,692

(1)	The value of each DSU is calculated using the grant date fair value for each allotment. These values—$33.92, $34.51, $32.65, and $34.63 for the first, second, third, and fourth quarters of 2017—represent the closing price of Stantec’s shares on the TSX on the day preceding the first trading day of each quarter.

(2)	The value of each DSU as of December 31, 2017, was $35.21. This represents the weighted-by-volume average of the closing price of Stantec’s shares on the TSX for the last 10 trading days of 2017. The value includes dividend equivalent rights earned on DSUs granted in 2017.

(3)	In 2017, each non-management director other than Mr. Ruste received four allotments of 800 DSUs valued at the fair value on the grant date. Mr. Ruste, who retired from the board on May 11, 2017, received only two allotments.

Fixed Value Equity Grant – Director Elections

A summary of the election made by each of our non-management directors for their fixed value equity grant follows:

Director	Value Awarded in 2017 ($)	Form of Equity
Douglas Ammerman	$70,000	Common Shares
Delores Etter	$70,000	DSUs
Tony Franceschini	$70,000	Common Shares
Susan Hartman	$70,000	Common Shares
Aram Keith	$70,000	DSUs
Don Lowry	$70,000	DSUs
Marie-Lucie Morin	$70,000	DSUs
Ivor Ruste(1)	$35,000	Common Shares

(1)	Mr. Ruste retired from the board on May 11, 2017.

2018 Management Information Circular March 15, 2018	23	Stantec Inc.

Outstanding Share-Based Awards for Directors

Listed below are the total outstanding share-based awards held by each of our non-management directors as of December 31, 2017.(1)

Director	Number of Shares or Units of Shares That Have Vested (#)(2)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(3)
Douglas Ammerman	36,911	1,299,645
Delores Etter	38,982	1,372,564
Tony Franceschini	52,512	1,848,971
Susan Hartman	83,715	2,947,623
Aram Keith	65,503	2,306,370
Don Lowry	29,182	1,027,506
Marie-Lucie Morin	6,713	236,388

(1)	Our non-management directors do not receive any form of option-based awards. Mr. Bradeen, who was not appointed to the board until February 21, 2018, did not hold any share- or option-based awards as of December 31, 2017. Mr. Gomes’s option- and share-based awards were fully earned as President & CEO of Stantec and are disclosed in the Executive Compensation Overview section of this circular.

(2)	Represents DSUs held by each director.

(3)	The weighted average of Stantec shares for the last 10 trading days of 2017 ($35.21) was used to calculate the aggregate value. The number of DSUs has been rounded down to the closest whole unit for this table; however, payout value is calculated using the unrounded number.

Other Compensation

Our directors are reimbursed for their reasonable out-of-pocket expenses to travel to meetings. They do not receive stock options or any other benefits or perquisites related to their service on our board. On retirement or resignation from the board, a director is not entitled to and does not receive any form of retirement compensation. The only payment received by a director is the earned value of his or her DSUs.

Directors’ Total Compensation for 2017

The following table summarizes our non-management directors’ compensation package for the financial year ended December 31, 2017:(1)

		Share-Based Awards ($)
Director	Fees Earned ($)	Fixed Number Equity Grant (DSUs)($)(2)	Fixed Value Equity Grant (Common Shares or DSUs)(3)	Dividend Adjustments on Total DSU Holdings	All Other Compensation	Total ($)
Douglas Ammerman	60,500	108,568	70,000	16,882	-	255,950
Delores Etter	50,000	108,568	70,000	17,268	-	245,836
Tony Franceschini	50,000	108,568	70,000	24,420	-	252,988
Susan Hartman	68,000	108,568	70,000	39,497	-	286,065
Aram Keith	125,000	108,568	70,000	30,083	-	333,651
Don Lowry	50,000	108,568	70,000	12,533	-	241,101
Marie-Lucie Morin	50,000	108,568	70,000	1,677	-	230,245
Ivor Ruste(4)	35,500	54,744	35,000	15,321	2,051,281	2,191,846
(1)	The directors do not receive any form of option-based awards, non-equity incentive plan compensation, or pension.

(2)	The directors’ DSUs granted in the 2017 calendar year are valued using the fair value at the grant date for each of the four allotments issued in 2017. DSUs awarded for 2017 include the allotments of 800 each quarter. Directors also receive the adjustments for dividends earned on the total DSUs held.

(3)	Directors can choose to receive common shares or DSUs as part of the fixed value equity grant of $17,500 per quarter.

(4)	Mr. Ruste retired from the board on May 11, 2017. In accordance with the terms of our Director DSU Plan, DSUs that were earned during his tenure on the board (from 2007 to 2017) were paid out to Mr. Ruste on his retirement using the volume-weighted average trading price of Stantec shares for the last 10 trading days of the month in which he retired ($31.07).

2018 Management Information Circular March 15, 2018	24	Stantec Inc.

Director Equity Ownership

To align the interests of our directors with those of our shareholders, each non-management director is required to own a certain value in Stantec common shares or DSUs. In accordance with Stantec’s Director Equity Ownership Policy, each non-management director is required to hold at least $750,000 in equity within five years after his or her appointment to the board. The chair of the board is required to hold at least $1,500,000 in equity. In 2017, our CEO was required to own at least five times his base salary in Stantec common shares or DSUs (with at least two times his base salary held in common shares).

The following table provides information about the number and value of common shares and DSUs owned by our non-management directors as at March 15, 2018. The value of each Stantec common share is based on the closing price of $33.08 on March 15, 2018. The value of each DSU is $32.56, the unit value a director would have received if an event had occurred that gave rise to a payout on March 15, 2018.

Director	Number of Stantec Shares Owned, Controlled, or Directed	Value of Stantec Shares Owned, Controlled, or Directed ($)	Total DSUs	Value of DSUs Held ($)	Total Value of Stantec Shares Owned, Controlled, or Directed, and DSUs (Total at Risk)($)	Meeting Requirement?
Douglas Ammerman	28,160	931,533	37,842	1,232,180	2,163,712	Yes
Richard Bradeen	-	-	1,283	41,776	41,776	In Progress(1)
Delores Etter	15,281	505,495	40,418	1,316,057	1,821,553	Yes
Tony Franceschini	304,248	10,064,524	53,499	1,741,990	11,806,513	Yes
Gord Johnston	31,380	1,038,050	-	-	1,038,050	In Progress(2)
Bob Gomes	196,277	6,492,843	1,297	42,232	6,535,075	Yes
Susan Hartman	12,795	423,259	84,812	2,761,577	3,184,836	Yes
Aram Keith	328,324	10,860,958	67,033	2,182,672	13,043,630	Yes
Don Lowry	21,100	697,988	30,583	995,818	1,693,806	Yes
Marie-Lucie Morin	-	-	8,035	261,629	261,629	In Progress(3)

(1)	Mr. Bradeen, appointed to the board on February 21, 2018, has until February 21, 2023 to meet the equity ownership requirements of the Director Equity Ownership Policy.

(2)	Mr. Johnston, who became president & CEO of Stantec on January 1, 2018, has 5 years from the date of his appointment to accumulate five times his base salary in Stantec common shares.

(3)	Ms. Morin, appointed to the board on November 9, 2016, has until November 9, 2021 to meet the equity ownership requirements of the Director Equity Ownership Policy.

2018 Management Information Circular March 15, 2018	25	Stantec Inc.

Statement of Corporate Governance Practices

One of our core values at Stantec is we do what is right. We embrace the highest standards of personal and professional integrity. Our ideals are those shared by all good companies—sound governance, transparent accounting, and long-term shareholder value. These high standards reflect not only the legal and regulatory requirements of corporate governance but also existing and emerging practices. Information about the corporate governance practices that support our board’s mandate is provided below. The policies and position descriptions noted—including our Code of Business Conduct and our Corporate Governance Guidelines—are available on our website at stantec.com, or you can contact us for a free copy of the policies or guidelines. The Code of Business Conduct is also available on SEDAR at sedar.com and EDGAR at sec.gov.

Ethical Business Conduct

The board has adopted a comprehensive Code of Business Conduct (the Code) that provides a framework for our directors, officers, and employees to support ethical decision making. All officers and employees must certify at least annually that they have read and understand the Code. The Corporate Governance and Compensation Committee reviews the Code at least annually to ensure it complies with all legal requirements and aligns with best practices. If amendments are needed, recommendations are made to the board for approval.

The board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints seriously fosters a culture of ethical conduct at Stantec. Our Code of Business Conduct outlines our procedures for reporting and investigating observations and concerns raised by Stantec employees and officers.

We monitor compliance with our Code through our Integrity Hotline: officers, employees, and members of the public can report concerns regarding breaches of the Code. Complaints can be submitted by telephone, web intake, or mail. All complaints are kept confidential, and requests for anonymity are respected to the extent possible. The Integrity Hotline is managed by an independent third party.

We closely monitor compliance with our Code: copies of all complaints are reviewed by the chairs of the Audit and Risk Committee and Corporate Governance and Compensation Committee. A quarterly report, presented to both committees, summarizes the status of any active investigations of complaints and the resolution of all complaints made through the Hotline.

The board believes that having directors exercise independent judgment when considering transactions and agreements is an effective approach. At any board meeting, if a director or executive officer has a material interest in a matter being considered, he or she will not be present for discussions relating to the matter and will not participate in any vote on the matter.

Timely Communication

Stantec is committed to providing timely, accurate, and balanced disclosure of material information in a manner consistent with legal and regulatory requirements. Materiality to us means that an event or information would reasonably be expected to have a significant effect on the price or value of Stantec’s shares. The Company will disclose both positive and negative information—in keeping with the rules of the TSX and NYSE and applicable securities laws—on a timely basis, except when confidentiality issues require a delay.

The Company has established a Disclosure Committee to support the CEO and CFO in identifying material information, to determine how and when to disclose it, and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee meets to review and evaluate other disclosures and potential disclosures before the release of our regular quarterly and annual disclosure documents and when requested by the CEO or CFO.

2018 Management Information Circular March 15, 2018	26	Stantec Inc.

Differences between TSX and NYSE Rules

As a Canadian reporting issuer on the TSX and NYSE, Stantec ensures that its corporate governance practices meet, or in some cases exceed, legal and regulatory requirements. As a foreign private issuer under US securities laws, we are not required to comply with many of the NYSE corporate governance listing standards; however, our governance practices do comply with them in all material respects except those noted below.

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material amendments to them, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market (subject to a few limited exceptions).

TSX rules require shareholder approval of security-based compensation arrangements only for arrangements that involve the delivery of newly issued securities. TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter as follows:

•	Every three years for all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum, or

•	At the time of and for any amendment to the arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments)

Stock purchase plans—in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities—are not subject to the shareholder approval requirement under TSX rules; however, shareholder approval is required under NYSE rules. We comply with the TSX rules.

Composition of Our Board

Director nominees put forward for election to our board of directors are recommended based on their relevant expertise and experience, their ability to exercise thoughtful, independent judgment when serving as a board member, and their alignment with our adherence to best practices in good corporate governance. We assess these skills and qualities while considering the Company’s current affairs and needs. The following subsections describe how we reached our slate of qualified nominees for our 2018 board of directors.

Independence of Directors

Our Corporate Governance Guidelines mandates that our board have a majority of independent directors. Further, all members of the board’s standing committees (the Audit and Risk Committee and the Corporate Governance and Compensation Committee) must be independent.

The board has determined that all director nominees, except Mr. Gomes and Mr. Johnston, are independent within the meaning of applicable Canadian securities laws because they do not have any material direct or indirect relationship with Stantec that, in the view of the board, could reasonably be expected to interfere with the exercise of their independent judgment. Mr. Gomes, as past president & CEO, and Mr. Johnston, as current president & CEO, are not considered independent.

The board’s policy states that the independent directors must meet without management (including the Company’s president and CEO) present following every regularly scheduled and ad-hoc board and board committee meeting. In 2017, the independent directors met without management and without Mr. Gomes following all six board meetings, all four Audit and Risk Committee meetings, and all seven Corporate Governance and Compensation Committee meetings.

Identifying Nominees to the Board

The Corporate Governance and Compensation Committee is responsible for identifying and recommending any suitable director candidates to the board. As part of fulfilling this mandate, the committee maintains an evergreen list of potential suitable candidates. Current directors are regularly asked to provide names of potential candidates, and the committee has the authority to engage outside advisors to help identify them. The director evergreen list is reviewed and updated by the committee at least annually.

2018 Management Information Circular March 15, 2018	27	Stantec Inc.

The committee manages succession planning for each board member and for the positions of board and committee chairs. Succession plans are reviewed annually. When succession planning and maintaining the director evergreen list, the committee considers the following:

•	The competencies and skills of the board as a whole
•	The skills of current board members in tandem with their anticipated length of service left on the board
•	Any gaps in the competencies and skills of the current board that need to be addressed
•	Whether any additional skills are required that could be beneficial, considering the opportunities and risks our Company faces

Candidates are screened to ensure they are financially literate; can be accountable, think strategically, and work effectively in a team; and have integrity, excellent communication skills, and relevant experience. The successful candidate must be able to attend all board meetings and come prepared to make an informed, productive contribution.

Because of Ivor Ruste’s retirement from the board and the increased complexity and globalization of Stantec’s business following the acquisition of MWH Global, Inc. (MWH), in 2017, the board identified that another director was required. After identifying that a director with financial expertise and international experience would improve the board’s overall capabilities, the Corporate Governance and Compensation Committee engaged an independent executive search firm to source qualified candidates. Through that process, Richard Bradeen was identified as possessing a wealth of international experience and financial expertise and was selected to join the board in February 2018.

Diversity and Inclusion

At Stantec, we are committed to diversity and inclusion at all levels of the Company. We believe that embracing diversity and inclusion is critical to our success because it allows us to attract and retain top talent. Stantec is involved in a number of prominent organizations and partnerships that support diversity and the advancement of women in the workplace. We are a member of Catalyst, an employee partner with the Canadian Centre for Diversity and Inclusion, and a partner with Pride at Work Canada.

The board recognizes the benefits of promoting diversity and, to that end, adopted a formal written policy in 2015. Stantec’s Board Diversity Policy confirms our commitment to creating opportunities for diverse candidates and defines what diversity and inclusion means to us: we create opportunity by inviting, embracing, and celebrating differences. The board believes that diversity is critical; we must ensure that the profiles of board members provide the necessary range of perspectives, experience, and expertise required to achieve effective stewardship. Further, a board promotes better corporate governance when it has highly qualified directors who come from diverse backgrounds and who reflect the changing demographics of our communities and our Company’s evolving client and employee base.

To support the Company’s board diversity objectives, the Corporate Governance and Compensation Committee considers the following when identifying, considering, and selecting candidates for election or re-election to the board:

•	Diversity—including the gender, age, ethnicity, disability, and geographical background—of the existing directors of the board and potential nominees
•	The level of representation of women on the board at any given time

The Company’s Diversity and Inclusion Plan sets out strategic initiatives for diversity and inclusion over three and five years. Two Diversity and Inclusion Councils—based in Canada and the United States—manage these initiatives and report their progress directly to the CEO and our board.

2018 Management Information Circular March 15, 2018	28	Stantec Inc.

Gender Diversity

The board is committed to ensuring that we actively pursue gender diversity on the board and in executive management. Increasing the number of women in board and executive positions is essential to the Company and to achieving our diversity and inclusion goals. At this time, the board does not believe that quotas or a formulaic approach results in identifying and selecting the best candidates; therefore, the Company has not established fixed targets for the representation of women on the board or in executive management. In 2018, three of nine, or 33%, of our board nominees are female. Currently, none of Stantec’s 17 executive officers is female. To elevate our focus on diversity and inclusion in leadership, the board has included a diversity and inclusion measurement in our corporate scorecard (see page 45 for complete scorecard details). Our Executive Leadership Team is accountable for achieving these objectives as part of their short-term incentive compensation.

Director Competencies Matrix

To assist in the nomination process, the Corporate Governance and Compensation Committee maintains an up-to-date matrix of competencies. Annually, each director assesses his or her own expertise in the competencies outlined in the matrix and advises the committee of any additional areas of expertise. This matrix is also used to evaluate potential board candidates and is reviewed annually by the committee.

The following competency matrix outlines our director nominees’ current and relevant expertise, plus their location, gender, age range, and tenure on Stantec’s board of directors.

2018 Management Information Circular March 15, 2018	29	Stantec Inc.

Board of Directors Information

Role and Duties of the Board of Directors

Mandate of the Board

The board is responsible for the stewardship of our Company. To carry out this role, the board oversees the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of Stantec and is responsible for implementing the board’s strategies, goals, and directions.

The board and its members act in the best interests of our Company at all times, and the board’s actions reflect its responsibility to establish the appropriate ethical standards and proper business practices expected at Stantec. The board approves all matters expressly required under the Canada Business Corporations Act, other applicable legislation, and our articles and by-laws.

Position Descriptions

The board has developed written position descriptions for the CEO, board chair, Audit and Risk Committee chair, and Corporate Governance and Compensation Committee chair. The position descriptions can be found in our Corporate Governance Guidelines on our website at stantec.com. Descriptions are reviewed annually by the Corporate Governance and Compensation Committee and updated as required.

Independent Chairs

Our board is led by a nonexecutive, independent chair. The chair provides leadership and enhances our board’s effectiveness by ensuring relationships between the board, management, shareholders, and other stakeholders are effective, efficient, and further the best interests of the Company. We believe that separating the positions of CEO and chair helps the board function independently of management. Our Audit and Risk Committee and Corporate Governance and Compensation Committee chairs are also independent.

Oversight of Strategic Planning

The board has ultimate oversight of strategic planning at Stantec. In 2017, our Company reached an important milestone: Stantec is now a top 10 global design firm (ranked by Engineering News-Record magazine and based on revenue for design services). To achieve this goal, we followed a strategic planning process that consisted of a three-year cycle. Given the scale and diversity of our organization and the rapid evolution of the industry we operate within, we now plan continuously. Therefore, starting with our 2018 Strategic Plan, we will create a new plan each year, evaluating and updating the plan quarterly. Each annual plan will look forward five years or more.

At the end of August each year, the board holds a full day, in-person strategic planning session with management. Management presents in depth our strategic plan for the coming year. The board’s input and any revisions are incorporated into the final plan and budget for the coming year and presented to the board for approval in November.

Enterprise Risk Management

The board provides oversight and carries out its risk management mandate primarily through the Audit and Risk Committee. Although not involved in day-to-day risk management activities, the committee ensures that the Company has an appropriate risk management system that allows management to bring the Company’s risks to the board’s attention.

The Audit and Risk Committee’s oversight role is designed to

•	Ensure that management has developed appropriate methods to identify, evaluate, mitigate, and report on the principal risks inherent in the Company’s business and strategic direction
•	Ensure that the Company’s systems, policies, and practices are appropriate and address our principal risks
•	Review the Company’s risk appetite, risk tolerance, and risk retention philosophy

2018 Management Information Circular March 15, 2018	30	Stantec Inc.

The Company manages risk strategically through its Enterprise Risk Management program. We have adopted the integrated framework for risk management designed by the Committee of Sponsoring Organizations of the Treadway Commission, which provides a framework to identify, evaluate, treat, monitor, and report key risks. Our risk profile is reviewed quarterly by key members of our Executive Leadership Team and the Audit and Risk Committee, and a risk report is presented to the board annually. Quarterly updates to the risk report are provided to the Audit and Risk Committee, which then reports the findings to the board.

In addition to regularly evaluating our Company’s significant risks, the Audit and Risk Committee completes a formal risk assessment for

•	Each proposed acquisition within North America with an enterprise value in excess of $100 million, or outside of North America with an enterprise value in excess of $50 million

•	Any acquisition, regardless of enterprise value, with atypical risks compared to the Company’s current service and business model

Executive Leadership Succession Planning

The Corporate Governance and Compensation Committee is responsible for overseeing the executive leadership succession planning process, particularly for the CEO. In 2017, the committee established a succession planning framework to guide the Company through a CEO transition. Using this framework, the Company was well prepared for Mr. Gomes’s retirement and able to successfully execute an orderly transition of the role to Mr. Johnston.

Succession planning for Stantec’s Executive Leadership Team is primarily a function of the CEO. As mandated by the board, the Corporate Governance and Compensation Committee oversees the CEO’s succession planning strategy for executive management. Each quarter, the CEO submits to the committee a report about critical and long-term succession planning measures for the CEO and other key leadership positions at Stantec. At each in-person meeting, the board hears presentations from and meets with key employees who are potential successor candidates for executive positions. After each meeting, the committee and the board meet in-camera without the CEO present to discuss and evaluate the CEO and executive leadership succession plans.

Serving on Our Board

Orientation

The Corporate Governance and Compensation Committee is responsible for the orientation program for all new directors; the committee reviews the program when each new director is appointed.

New board members receive a comprehensive orientation manual that includes the following:

•	Corporate by-laws and all board-approved Company policies, including our Code of Business Conduct and Insider Trading Prohibition Policy

•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities

•	Terms of reference for each board committee

•	Biographies of all board members and members of management—including senior management team members—who regularly interact with the board

•	Copies of the previous year’s meeting minutes, committee work plans, annual materials, and Strategic Plan

•	An overview of the Company’s services and business model

•	Other materials that the Corporate Governance and Compensation Committee deems appropriate

2018 Management Information Circular March 15, 2018	31	Stantec Inc.

Before their first board meeting, new board members meet with members of management during a full-day orientation session. They meet with the

•	CEO, CFO, COO, CBO, the secretary and general counsel, and senior counsel to learn about our business and strategic plan, acquisition program, and risk management strategies, as well as their legal duties and obligations as directors of Stantec

•	Chair of the board and, when appropriate, other directors before their first board meeting to learn about their role on the board and to ask questions about what is expected of board members at Stantec

Continuing Education

The Corporate Governance and Compensation Committee ensures that an appropriate and robust continuing education program is in place for directors of the board. This program gives directors timely access to information about our business and the risks facing the Company and our industry. The committee discusses the continuing education program quarterly and asks the directors of the board and management what interests them.

Management supports the continuing education program by providing directors with updates on developments in the geographic areas where the Company is active, with communications from the CEO to employees, and with any other information that management considers to be of interest to the board. Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, corporate ethics, and financial and accounting practices. Directors receive a quarterly legal and regulatory update that summarizes materials published by major proxy advisory firms and legal and accounting firms, plus other periodicals that are likely to be of interest.

As part of the board’s continuing education program, board members receive various presentations from management and external experts, and the CEO and other members of management routinely inform the board about strategic changes in our industry. Topics presented in 2017 included the following:

Presentation	Presenter(s)	Attendance
Industry Dynamics and Overview of Stantec’s Position in Industry	Gordon A. Johnston, Executive Vice President, Infrastructure (Mr. Johnston’s title at the time of presentation)	Full Board
Project Execution	Steve Fleck, Executive Vice President, Project Delivery Office	Full Board
Global Operations and Strategy	Alan Krause, Chair and CEO of MWH	Full Board

The Company has a director education reimbursement policy in place: Stantec supports outside director education that is relevant to a director’s continued service on our board. Board meetings are routinely held at offices where the Company has a substantial business presence so that the board can interact with regional project managers and local leaders.

Assessments

The Corporate Governance and Compensation Committee manages a detailed annual assessment of each director’s contribution and performance, of the board’s performance as a whole, and of the contributions and performance of the board committees. The committee specifically reviews those areas that the board believes members could have contributed more. The purposes of the assessment are to increase the effectiveness of the board as a whole and of individual board members and to provide an opportunity for board members to give regular feedback. To get that feedback, a detailed confidential survey, developed by the Corporate Governance and Compensation Committee, is sent to all board members.

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The general counsel receives completed board surveys in mid-October, then prepares a summary report. Responses are kept confidential to allow directors to be candid when completing them. The survey results and the committee’s report and recommendations are presented to and discussed by the board at its November meeting. Board members can identify any concerns during the meeting or confidentially with the chair of either the board or the Corporate Governance and Compensation Committee. Completing the detailed and robust assessment of the board and each director in November means that the board can properly evaluate who it should recommend to stand for election in the spring of the coming year.

In 2017, upon completing the annual assessment process, the board determined that the directors, committees, and board are effective and demonstrated independent judgment when fulfilling their roles and mandates.

Overboarding

In 2017, the board implemented a guideline that in general no director will serve on more than four public company boards (including Stantec’s), and no more than three public company audit committees. Exceptions to this limit will be considered by the Corporate Governance and Compensation Committee on a case by case basis, and the committee will consider the director’s attendance record, performance and contributions to the board. If a director is an active executive-level employee of another company, he or she is expected to serve on no more than two public company boards (including Stantec’s).

Age and Term Limits

In 2017, the board established a formal term limit for its directors. Directors will generally not stand for re-election once they have reached 15 years of service on the board. The board is of the view that regular turnover of directors will ensure the board remains independent, provide fresh ideas and viewpoints, and improve diversity on the board. However, having a 15-year term of service also means that experienced, high-performing directors can provide a continuing benefit to our Company.

The Corporate Governance and Compensation Committee, in consultation with the chair of the board and our CEO, reviews each director’s continuation on the board once a year, and each director is given the opportunity to confirm his or her desire to continue as a board member.

Although the board has not adopted a formal policy regarding a mandatory retirement age for directors, it believes that once a director reaches age 72, his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board. Though Aram Keith has reached 72, the Corporate Governance and Compensation Committee and the board have reviewed Mr. Keith’s continued service and agreed that having Mr. Keith stand for re-election to our board is beneficial: it ensures the continuity of leadership through Stantec’s CEO transition. If elected, Mr. Keith will continue to serve as chair of the board.

Board Succession Planning

The Corporate Governance and Compensation Committee established a succession planning framework and critical and long-term succession plans for the chairs of the board and committees. Annually, each director is asked to confirm his or her intention to stand for re-election in the coming year and in the next three to five years so that the committee can plan for anticipated vacancies and manage turnover risk.

2018 Management Information Circular March 15, 2018	33	Stantec Inc.

Committee Reports

Audit and Risk Committee

Mandate

The Audit and Risk Committee’s mandate is to oversee the following:

•	Quality, integrity, and timeliness of Stantec’s financial reporting
•	Internal controls, including internal control over financial reporting and disclosure controls and procedures
•	Risk management systems
•	Internal audit function and compliance with legal and regulatory requirements

The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

Membership and Experience of Committee Members

Audit and Risk Committee members are Douglas Ammerman (chair), Richard Bradeen, Tony Franceschini, and Don Lowry. Aram Keith attends all meetings as a nonvoting, independent ex-officio member. Don Lowry also serves as a member of the Corporate Governance and Compensation Committee.

A description of each committee member’s education and experience—relevant to the committee’s audit and risk responsibilities—follows:

Douglas Ammerman (Chair)

Mr. Ammerman is a retired partner with KPMG LLP. During his almost 30 years with KPMG, he served as the national practice partner, as the managing partner of the Orange County office, and as a member of the nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman’s strong familiarity with preparing and reviewing interim and annual financial statements is a valuable asset to the committee.

Simultaneous Service

Mr. Ammerman simultaneously serves on the audit committees of four public companies (including Stantec’s). The board has reviewed his overall time commitments, attendance records, extensive financial and accounting background and expertise, and substantive contributions to our board and determined that such service does not impair his ability to effectively serve on Stantec’s Audit and Risk Committee.

Richard Bradeen

For over 15 years at Bombardier Inc., Mr. Bradeen held increasingly senior roles, most recently as senior vice president of Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services, and Risk Assessment. Before that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young. He joined Ernst & Young in 1978 and held increasingly senior roles over a 19-year period, including that of President, Corporate Finance Group. He is a member of the Audit Committee for Superior Plus Corp.

Tony Franceschini

Mr. Franceschini served as president & CEO of Stantec from June 1, 1998, until his retirement on May 14, 2009. As Stantec’s business leader and CEO, he applied his expertise to reviewing the Company’s financial statements and led the Company to its growth through the economic conditions existing at that time. Much of Stantec’s growth was attributable to strategic acquisitions, which involved considerable financial review and analysis. Mr. Franceschini chairs the Audit Committee of Aecon Group Inc. and serves on the audit committee for Esterline Technologies Corporation.

2018 Management Information Circular March 15, 2018	34	Stantec Inc.

Don Lowry

Don Lowry—past president & CEO of EPCOR Utilities Inc., past chair of Canadian Oilsands Limited, and present chair of Capital Power Corporation—has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, making him a valuable asset to the committee. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. He serves on the Audit Committees for Melcor REIT and Hydrogenics Corporation.

Independence of Committee Members

All Audit and Risk Committee members are considered “independent” and “financially literate” (as defined under applicable Canadian and US securities laws and exchange rules). Douglas Ammerman, Richard Bradeen, and Don Lowry are “audit committee financial experts” (as defined under the U.S. Securities and Exchange Commission rules).

Key Activities for 2017

The Audit and Risk Committee met four times in 2017. In accordance with its internal work plan and terms of reference, the committee provided guidance and oversight on the following:

•	Integrity of the Company’s annual and quarterly financial statements and financial reporting processes, and compliance with accounting- and finance-based legal and regulatory requirements

•	External auditors’ qualifications, independence, performance, and reports, including conducting a comprehensive review under the professional guidelines for such reviews

•	Internal audit function and processes, including ongoing engagement with the chief audit executive

•	Risk identification, evaluation, mitigation, and reporting processes of management for the Company’s principal risks

•	System for identifying and mitigating the Company’s fraud risk

Refer to Schedule B of this circular for a more detailed account of the Audit and Risk Committee’s activities.

Auditor Oversight

Preapproval Policies and Procedures

The Audit and Risk Committee must preapprove audit and non-audit services performed by our independent auditor to ensure that providing those services does not impair the auditor’s independence. Unless a type of service to be provided has received general preapproval, it will require specific preapproval by the committee. Any proposed services exceeding preapproved costs will also require specific preapproval by the committee.

Additional Information

More information about the Audit and Risk Committee, its members, and the Terms of Reference can be found in our Annual Information Form dated February 21, 2018, which is filed on our website at stantec.com, on SEDAR at sedar.com, and as an exhibit to our Form 40-F on EDGAR at sec.gov. You can also contact us for a free copy of the Terms of Reference.

2018 Management Information Circular March 15, 2018	35	Stantec Inc.

Corporate Governance and Compensation Committee

Mandate

The Corporate Governance and Compensation Committee’s mandate is to

•	Ensure that an appropriate and effective corporate governance system is in place for the board’s overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

•	Propose new nominees to the board, ensure that a continuing education program for the board is in place, and assess the performance of the board, the committees of the board, and the individual directors

•	Review the compensation levels of leadership team members and the board, evaluate the performance and compensation of the CEO, and consider succession planning for the positions of CEO and other key executives

Membership and Experience of Committee Members

The Corporate Governance and Compensation Committee members are Susan Hartman (chair), Delores Etter, Don Lowry, and Marie-Lucie Morin. Aram Keith attends all committee meetings as a nonvoting, independent ex-officio member. Don Lowry serves as a member of the Audit and Risk Committee. The board believes that having a member that serves on both committees and maintaining a balance between long-term board members and experienced new members ensures that the Corporate Governance and Compensation Committee has the skills and experience to appropriately oversee and manage Stantec’s governance and executive compensation practices.

A description of each committee member’s experience—relevant to the committee’s corporate governance and executive compensation responsibilities—follows:

Susan Hartman (Chair)

Ms. Hartman regularly provides consulting expertise in compensation practices and policies to her clients through her management consulting firm, The Hartman Group. When she became chair of the Corporate Governance and Compensation Committee, Ms. Hartman had more than five years’ experience as a member of this committee and three years’ experience as a member of the Audit and Risk Committee, which gives her additional insight into the Company’s risk management practices and Enterprise Risk Management systems.

Delores Etter

Dr. Etter currently serves on the compensation committee of Esterline Technologies Corporation and on the Human Resources Committee for a privately held company. Dr. Etter has held a number of high-profile positions—including Assistant Secretary of the Navy for Research, Development and Acquisition—that required expertise in both corporate governance and compensation.

Don Lowry

Mr. Lowry currently serves as chair of the board for Capital Power Corporation and the compensation and governance committees of two other public companies. Mr. Lowry was the president and CEO of EPCOR Utilities Inc. and has several years’ experience participating in corporate governance and executive compensation discussions. He holds bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business.

2018 Management Information Circular March 15, 2018	36	Stantec Inc.

Marie-Lucie Morin

During her distinguished career as a federal public servant, Ms. Morin held a number of senior positions, including Executive Director for Canada, Ireland and the Caribbean at the World Bank; National Security Advisor; and Associate Secretary to the Cabinet. All required a detailed understanding of governance, and compensation-related matters. She has extensive policy, management, governance and communications experience, has served on many boards and advisory committees, and currently serves on two other public company boards.

Independence of Committee Members

The board has determined that each member of the Corporate Governance and Compensation Committee is “independent” (as defined under applicable Canadian and US securities laws).

Key Activities for 2017

The Corporate Governance and Compensation Committee met seven times in 2017. In accordance with its internal work plan and terms of reference, the committee executed the following key projects during the year:

•	Reviewed and updated the Company’s corporate governance policies and practices in accordance with regulatory changes and best practices

•	Oversaw the transition of the role of president & CEO from Mr. Gomes to Mr. Johnston

•	Conducted a review of the compensation of the new president & CEO

•	Conducted a comprehensive external director search, resulting in the appointment of Mr. Bradeen to the board

•	Continued succession planning for the board, board committee chairs, and other key leadership positions within the Company

•	Conducted board and committee assessments

•	Reviewed the mix of long-term incentives used in the Company’s Long-Term Incentive Plan (LTIP)

Refer to Schedule C for a more detailed account of the Corporate Governance and Compensation Committee’s activities. The committee’s Terms of Reference can be found on Stantec’s website at stantec.com, or you can contact us for a free copy.

2018 Management Information Circular March 15, 2018	37	Stantec Inc.

Executive Compensation Overview

Performance and Compensation Summary

Below are the Company’s key performance highlights from 2017 and their relationship to our executive pay, as well as the significant changes to the policies and practices that relate to executive compensation.

Our Performance in 2017

In 2017, Stantec achieved an important milestone: we are now a top 10 global design firm. This long-standing business objective was made possible through continuous profitability and growth and a steady commitment to our Strategic Plan. Our results and performance reflect three acquisitions completed in the year, the successful divestiture of Innovyze (the water software business we acquired with MWH), and a return to overall organic growth. We accomplished all this while completing the largest integration effort in our Company’s history: MWH is now Stantec. As of January 1, 2018, we are globally branded as Stantec, and most of our offices, including those of our most recent acquisitions, have access to common collaboration tools allowing our global staff to connect at a local level.

The following highlights other major financial achievements and strategic activities in 2017 that contributed to our financial performance and overall financial condition:

•	Continuous profitability and growth. Stantec closed 2017 with a 19.5% growth in gross revenue, a 10.3% increase in net revenue, and a 26.1% increase in EBITDA compared to 2016. Our net income was $97.0 million, down 25.7% from 2016; our adjusted net income was $202.0 million, up 11.5% compared to 2016. Diluted earnings per share (EPS) was $0.85 in 2017 compared to $1.22 in 2016; adjusted diluted EPS was $1.77 in 2017 compared to $1.69 in 2016.

•	Growth through acquisition. By successfully executing our acquisition and integration strategy, acquisitions completed in 2017 and 2016 contributed $760.3 million and $364.4 million to our year over year growth in gross revenue and net revenue, respectively.

•	Synergies achieved. We exceeded the anticipated US$25 million in cost and revenue synergies from the MWH acquisition through labor reductions, the elimination of redundant corporate costs, and savings from consolidating office locations. We also received savings by realigning our combined insurance and employee benefit plans. We continue to see revenue synergies as we win work together as a combined company that would not be likely as separate organizations.

•	Evolution of Company leadership. Following a nine-year tenure, Bob Gomes retired from his role as president and CEO effective December 31, 2017. Throughout 2017, Mr. Gomes worked closely with Mr. Johnston to plan and execute a smooth transition, positioning the Company well for future success.

For more information about the Company’s performance in 2017, we invite you to review our 2017 Annual Report, available on our website at stantec.com, on SEDAR at sedar.com, and on EDGAR at sec.gov.

Key Highlights of Executive Compensation for 2017

At Stantec, we are driven to achieve. That’s why we align our executive pay decisions with Company performance. We target total direct compensation for our executives at the 50th percentile of the market. We provide opportunities for executives to earn variable pay above the 50th percentile when they and Stantec exceed the objectives outlined in our short-term incentive plan (STIP) and long-term incentive plan (LTIP). A large percentage of our executive compensation is variable or at-risk: it is paid only when business outcomes and individual goals are achieved. Although achieving outstanding results does support top-percentile pay packages, both our STIP and the PSUs issued under our LTIP have a capped maximum payout level. This ensures that actual pay does not exceed what is appropriate and affordable for our Company.

2018 Management Information Circular March 15, 2018	38	Stantec Inc.

In 2017, we continued to grow the Company through a year of complex change and integration. Our strategy of fully integrating acquired firms is not the easiest approach in the short-term, but it positions the Company well for future success and collaboration in the long-term. In 2017, we met or exceeded a number of our business objectives, but we did not meet key financial objectives that underlie our Strategic Plan. As a result, our leadership team earned 70% of their total target annual STIP awards, a decrease from 2016 (when they earned 89% of their total target annual STIP awards) and a further decline from 2015 levels (when they earned 111% of their total target annual STIP awards). This compensation trend demonstrates a strong link between pay and performance, reflects our commitment to the financial targets established by our Strategic Plan, and holds our executives accountable for delivering long-term shareholder value.

In 2017, we continued to award PSUs and stock options to executives as part of our LTIP program. In response to shareholder feedback, the Corporate Governance and Compensation Committee engaged Mercer (Canada), its independent compensation consultant, to review the Company’s mix of long-term incentive vehicles. As a result of that review, the committee concluded that our current mix of two-thirds PSUs and one-third stock options remains appropriate for aligning our executives’ pay with Company performance and long-term shareholder interests. We place a greater emphasis on PSUs, but provide stock options to balance our business objectives and focus executives’ attention on the long-term growth of our share price. PSUs combined with stock options expose our executives to substantial downside risk if the Company does not perform, but also provide a strong incentive to achieve the performance measures established by our Strategic Plan.

The graph below shows Stantec’s net income and the short-term and total compensation for our named executive officers (NEOs) over the past five years.

The graph above illustrates a strong correlation between our executives’ pay and Stantec’s performance. Our compensation program is tied to the Company’s achievement of financial measures that relate to our Strategic Plan. During periods where the Company has met or exceeded the targets set by our Strategic Plan, executive compensation has increased. Where targets have not been achieved, executive compensation levels have decreased. This reflects our commitment to our Strategic Plan and overall performance that supports sustainable long-term shareholder returns.

2018 Management Information Circular March 15, 2018	39	Stantec Inc.

Effective Risk Management Features

To create longer-term shareholder value and mitigate risk, we have incorporated various other measures into our executive compensation program. We:

•	Offer an appropriate mix of fixed and at-risk compensation

•	Set predetermined minimum and maximum payout limits on our short- and long-term performance-based incentives, which include performance targets that encourage profitable decisions, but not undue risk-taking

•	Require each executive to own three times and our CEO to own five times his or her base salary in Stantec equity

•	Require our CEO to retain Stantec shares for one year following his retirement from the Company

•	Prohibit all employees from speculating in the securities of the Company or purchasing financial instruments that are designed to hedge or offset a decrease in the value of equity securities of the Company

•	Commit to the principle that compensation paid to our executives on the basis of financial information that has since been restated should be returned; our board has adopted the Executive Compensation Clawback Policy

Shareholder Engagement

At our 2017 annual general meeting of shareholders, we invited you to cast your vote on our executive compensation practices. Of the votes cast, 86.58% were “For” our approach to executive compensation. Dedicated to continuous improvement, the Corporate Governance and Compensation Committee ensures that our executive compensation programs effectively meet our compensation objectives and that they are clearly understood and supported by our shareholders.

We welcome feedback from shareholders on all aspects of our compensation program. You are invited to contact us regarding executive compensation and to take advantage of your “say on pay” again in 2018.

Sincerely,

Aram Keith, Chair	Susan Hartman, Chair
Board of Directors	Corporate Governance and Compensation Committee

2018 Management Information Circular March 15, 2018	40	Stantec Inc.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis (CD&A) describes our executive compensation policies and programs for 2017 and focuses on the following NEOs (they appear in the Summary Compensation Table on page 54). Executive compensation described in this CD&A reflects compensation earned by each NEO in his 2017 role (listed below).

Name	Position Title in 2017
Bob Gomes	President and Chief Executive Officer
Dan Lefaivre	Executive Vice President and Chief Financial Officer
Scott Murray	Executive Vice President and Chief Operating Officer
Tino DiManno	Executive Vice President and Chief Business Officer
Alan Krause	Executive Vice President

Mr. Krause was the president and chief executive officer of MWH Global when the MWH acquisition closed on May 6, 2016. His compensation package from January 1 to November 15, 2017 (the date of his retirement), differs from the other NEOs and so is described separately under the MWH Executive Compensation section of this circular.

Mr. Johnston, who became Stantec’s President & CEO on January 1, 2018, was not a NEO in 2017. His compensation will be described in the Company’s Management Information Circular for the year ended December 31, 2018.

Our Compensation Strategy

At Stantec, we put people first. Our compensation strategy ensures we have the right compensation plans in place to attract and retain the people we need to carry out our business goals and objectives. These compensation plans should

•	Support our overall Strategic Plan
•	Align our executives’ personal success with the Company’s success
•	Align with our stated risk appetite and encourage prudent risk taking at the executive level
•	Keep us competitive for acquiring and retaining top talent
•	Have a total cost that is appropriate for the size and structure of our business

Our compensation objectives—designed to support this compensation strategy—establish a transparent link between pay and performance and clearly define performance and accountability at Stantec. Our compensation objectives are to

•	Target executive total direct compensation at about the 50th percentile of the market
•	Provide opportunities to earn above the 50th percentile when management and Stantec exceed the objectives outlined in our STIP and LTIP
•	Balance our executive focus and pay outcomes over time in various ways in the overall pay mix
•	Place significant weighting on at-risk compensation in both short-and long-term incentives; place less weighting on base salaries
•	Provide two vehicles (PSUs and share options) in our LTIP to help balance the benefits and limitations of each
•	Place significant weighting on equity-based compensation over cash compensation to better align executive and shareholder interests over time

2018 Management Information Circular March 15, 2018	41	Stantec Inc.

Components of Compensation and Pay Mix

In 2017, our executive compensation program was composed of base salary, short-term incentive cash payments, long-term incentives, Employee Share Purchase Plan contributions, retirement plan contributions, and milestone service awards.

Each year, the Corporate Governance and Compensation Committee reviews the pay components described above, as well as the mix or relative weightings of each. Our target total direct compensation mix is designed to align with market practices and our compensation philosophy. We weight variable at-risk components more heavily than fixed components so that the total pay our executives ultimately receive will increase or decrease based on the success of our Company. We weight long-term equity-based components the heaviest for our CEO. The board believes that emphasizing long-term equity performance more than his salary and short-term incentive will ensure that the CEO is not motivated to achieve short-term objectives at the expense of long-term shareholder returns.

The diagrams below illustrate the target total direct compensation relative weightings of base salary, short-term incentive, and long-term incentives in 2017 for our NEOs:

2018 Management Information Circular March 15, 2018	42	Stantec Inc.

Compensation Benchmarking

The Corporate Governance and Compensation Committee reviews and benchmarks Stantec’s compensation and pay mix for its executives against the Company’s peer group to ensure we provide competitive compensation. In 2016, the committee engaged Mercer (Canada), its independent compensation consultant, to review and recommend changes to the Company’s compensation peer list to reflect Stantec’s increased size, scope, and complexity following the MWH acquisition. After completing the review, the committee updated our list of compensation peers to the following:

Company Name	GICS Sub-Industry Classification	Country	Total Revenue ($) (millions)(1)	Market Capitalization ($) (millions)(2)
Amec Foster Wheeler(3)	Oil and Gas Equipment and Services	UK	8,295	3,640
Arcadis NV	Construction and Engineering	Netherlands	4,738	2,507
Bird Construction Inc.	Construction and Engineering	Canada	1,471	431
CH2M Hill Cos Ltd.(4)	Construction and Engineering	US	5,055	-
Granite Construction Inc.	Construction and Engineering	US	3,605	3,171
KBR Inc.	Construction and Engineering	US	5,812	3,485
Mastec Inc.	Construction and Engineering	US	8,337	5,082
Quanta Services, Inc.	Construction and Engineering	US	11,943	7,593
SNC-Lavalin Group, Inc.	Construction and Engineering	Canada	8,628	10,012
Stantec Inc.	Research and Consulting Services	Canada	5,135	4,005
Stuart Olson	Construction and Engineering	Canada	950	193
Tetra Tech Inc.	Environmental and Facilities Services	US	3,617	3,378
Tutor Perini Corp	Construction and Engineering	US	6,320	1,583
WSP Global Inc.	Construction and Engineering	Canada	6,786	6,180
WS Atkins(5)	Construction and Engineering	US	3,252	3,533
(1)	Revenue figures are provided on a trailing 12-month basis as of September 30, 2017, and have been converted to Canadian dollars based on the average exchange rate over the same period.
(2)	Market capitalization figures are as of December 31, 2017, and have been converted to Canadian dollars based on the year-end exchange rate.
(3)	AMEC Foster Wheeler was acquired by the John Wood Group on October 9, 2017. Figures reflect 2017 data for the John Wood Group.
(4)	CH2M Hill is not publicly traded, therefore market capitalization information is not provided. Because of its reporting dates, total revenue is on a trailing 12-month basis as of June 30, 2017. On December 15, 2017, CH2M Hill was acquired by Jacobs.
(5)	WS Atkins was acquired by SNC Lavalin on June 4, 2017. Figures reflect dataset ending July 3, 2017.

Data from this peer list and other relevant data like individual performance and tenure are used by the Corporate Governance and Compensation Committee to develop a base salary and a total compensation target for each executive. To further align pay-for-performance, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

See below for a more detailed discussion about each component of our compensation program. We also discuss how our 2017 performance impacted the pay decisions relating to each component.

Base Salary

We target base salary at the 50th percentile of our peer group, then adjust salaries as appropriate to recognize our executives’ various levels of responsibility and experience, their breadth of knowledge, and their overall individual performance. In 2016, benchmarking data showed that our base salaries were below market and that salary adjustments were needed to position our executives near the median of our peer group. To reduce this gap, the Corporate Governance and Compensation Committee approved salary increases for our CFO, COO, and CBO that took effect January 1, 2017. Total base salaries for our NEOs as a whole increased 3.4% from 2016 to 2017.

Short-Term Incentive Plan (STIP)

Our STIP is designed to reward the achievement of our annual business objectives by providing immediate income in the form of cash. At the start of 2017, the Company identified key financial and nonfinancial performance measures from our Strategic Plan to form the basis of the STIP performance scorecard. This scorecard is used to assess the Company’s

2018 Management Information Circular March 15, 2018	43	Stantec Inc.

achievement of its near-term business goals and to determine each executive’s 2017 STIP award. Our performance measures—based on our four value statements—follow:

We Put People First	We Are Better Together	We Do What Is Right	We Are Driven to Achieve
Diversity and Inclusion	Account Management	Health, Safety, and Environment	Overall Revenue Growth
Employee Retention	Strategic Pursuits	Quality Management	Organic Net Revenue Growth
	Backlog per Employee		Operational Effectiveness
Return on Investment
Earnings per Share (EPS) Growth(1)
(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

In 2017, we set Company performance measures in our scorecard that, if achieved, exceed our expectations for overall industry performance for the upcoming year. These expectations are based on the findings of our comprehensive review of peer performance and industry factors, plus our own performance expectations. If our Company performance measures are achieved, our executives should expect to earn STIP amounts higher than their individual STIP targets because our performance will have exceeded industry expectations. This approach is in keeping with our total direct compensation goal of paying compensation that is at the 50th percentile of the market for industry level performance, with the opportunity to earn above the 50th percentile if we outperform the industry.

In 2018, the Corporate Governance and Compensation Committee set performance measures that represent our expectations for Stantec’s performance for the upcoming year. This approach will simplify our disclosure and strengthen the alignment of our executive’s STIP amounts to individual targets that, if achieved, support compensation levels that are at or about the 50th percentile of our industry.

Scorecard Assessment and Weighting by Measure

Individual objectives in the scorecard carry no predetermined individual weighting. Rather, the Corporate Governance and Compensation Committee assesses actual performance on each metric, then evaluates Company performance as a whole using discretion and sound judgment to assign a general Company performance level for the year. This enables the board to recognize the relative importance of either failing to achieve or exceeding expectations on any individual metric for the Company as a whole in a given year.

In addition to the scorecard objectives, each executive is assigned certain individual business objectives for the year that relate to the performance of the executive’s business operating unit and the executive’s own achievements. Again, no relative weight is given to the individual objectives when determining the final STIP award. This discretionary approach balances the formulaic approach of our LTIP and allows the board to consider industry-wide trends when evaluating an executive’s performance. The board’s discretion is exercised in a manner that holds executives accountable and demonstrably links their pay to the performance of the Company as evidenced by a reduction in STIP awards over the past three years.

STIP Targets

Our executives are assigned a STIP target expressed as a percentage of their base salary. STIP targets were the same in 2016 and 2017. Depending on the Company’s performance as well as the executives’ achievement of individual objectives, executives may earn between 0% and 200% of their target.

STIP targets for the CEO, CFO, COO, CBO, and executive vice presidents in 2017 are outlined below:

Position Title	STIP Minimum	STIP Target	STIP Maximum
CEO	0%	100%	200%
CFO	0%	70%	140%
COO	0%	70%	140%
CBO	0%	70%	140%
Executive Vice President	0%	50%	100%

2018 Management Information Circular March 15, 2018	44	Stantec Inc.

2017 STIP Award Results

In January 2018, the Corporate Governance and Compensation Committee reviewed the 2017 completed scorecard, the final report on the results of the scorecard metrics, and the draft figures for the annual financial performance of the Company.

A summary of the completed scorecard and performance assessment is outlined in the table below:

Metrics		Performance Measure	Board Assessment of Performance
WE PUT PEOPLE FIRST
Diversity and Inclusion	Reduction of inclusion gaps between identified groups (per employee survey)	10%	Meeting
Employee Retention	Low voluntary turnover	< 9%	Meeting
WE ARE BETTER TOGETHER
Account Management	Grow relationships with top clients	Between 2% and 6%	Not Meeting
Strategic Pursuits	Win/loss ratio for strategic pursuits	> 50%	Meeting
Backlog	Weighted average for each full-time employee	> $110,000	Exceeding
WE DO WHAT IS RIGHT
Health, Safety and	Decrease total recordable injury rate	< 0.60	Meeting
Environment	Improve leading indicator safety index	1	Not Meeting
Quality Management	Improve ISO-compliance audit results	> 90%	Meeting
WE ARE DRIVEN TO ACHIEVE
Overall Revenue Growth	Grow net revenues annually	14.3%	Meeting
Organic Growth	Increase net revenue organic growth	0.6%	Not Meeting
Operational Effectiveness	Achieve EBITDA	12.4%	Not Meeting
Return on Investment	Achieve a return on equity	9.6%	Not Meeting
Earnings Growth	Grow diluted EPS annually(1)	15.3%	Not Meeting
(1)	EPS is calculated as net income divided by the weighted average number of common shares outstanding during the period.

After reviewing the completed scorecard—along with our 2017 financial results and the assessment of our performance against the industry generally—the committee concluded that the CEO’s STIP should be 70% of his target. This performance factor influenced the overall performance factor for Stantec’s executive team. To align with the results of the scorecard, our CEO took into account his performance factor when setting the STIP awards for our remaining executives. Individual achievements were also a factor. The average STIP for our NEOs was 71% of their target.

The table below outlines each NEO’s actual STIP award (expressed as a percentage of the NEO’s STIP target).

Executive	STIP Award as a % of STIP Target
Bob Gomes, CEO	70%
Dan Lefaivre, CFO	75%
Scott Murray, COO	70%
Tino DiManno, CBO	70%
Alan Krause, EVP	70%

2018 Management Information Circular March 15, 2018	45	Stantec Inc.

Mr. Lefaivre’s 2017 STIP award was set at $262,500, which is significantly lower than 2016. This reflects the reduced financial performance of the Company. In 2017, Mr. Lefaivre continued his outstanding performance across many areas of the Company beyond leading the financial services group. He continued to be involved in all aspects of the integration of MWH and led the evolution of the changes to our enterprise system to accommodate our improved global position. This upgrade of our enterprise system was a significant endeavor and creates a solid foundation for our continued growth in the global arena. Mr. Lefaivre led our outstanding public disclosure and Investor Relations team, and he coordinated activities in our functional services teams’ operations. Mr. Lefaivre’s STIP award was 75% of his target, which blends his excellent personal efforts with the financial performance of the Company.

In 2017, Mr. Murray continued to lead our operations team’s focus on operational excellence and continued our strong tradition of industry-leading operational performance. As COO, Mr. Murray took on the interaction of leadership of our construction business and assisted in the continued integration of the construction business into a new operating unit of Stantec. Although construction is a separate business from our consulting practice and led by our President of Construction Services, Mr. Murray was responsible for the bundling of our Construction Services and provided overall leadership oversight. Our financial performance also impacted Mr. Murray’s STIP award, which was set at 70% of his target.

In his role as CBO, Mr. DiManno continued to improve Stantec’s focus on winning new work. With the new and expanded service lines acquired through the MWH transaction, Mr. DiManno led the development of new account management processes and dashboards. Mr. DiManno also led the development of our new campaign program to identify, pursue and win the most significant projects in our industry. Mr. DiManno’s STIP was impacted by the financial performance of our Company and his STIP award was set at 70% of his target.

Mr. Krause’s STIP payment for 2017 was an element of his employment agreement which was effective at the close of the MWH acquisition in May of 2016. Mr. Krause’s fixed STIP was indexed directly to the CEO ratio set by the board’s Corporate Governance and Compensation Committee, thus resulting in his award of US$350,000. Mr. Krause’s leadership through the MWH transaction and into the planning for integration was a key element of the success we have realized to date on the acquisition.

Long-Term Incentive Plan (LTIP)

At Stantec, our LTIP strongly emphasizes performance. The LTIP is made up of performance share units (PSUs), which are tied directly to our net income growth and our return on equity, and options, which carry value only as our share price increases.

When designing the LTIP component of our compensation program, the Corporate Governance and Compensation Committee completed a peer assessment to determine the approaches our competitors have taken to design their long-term incentives and to identify the most appropriate ones for our business. As a result of that assessment, the Company uses two long-term incentive vehicles: PSUs and options. This mix balances the benefits and limitations of using just one vehicle, while maintaining a relatively simple long-term incentive structure. In 2017, the committee determined that the appropriate mix is two-thirds PSUs and one-third options. The committee reviews the mix annually to ensure it aligns with market practice and with our compensation strategy and philosophy.

Each executive position level has a target value of long-term incentives to be granted; this value is a percentage of the executive’s base salary. Similar to our approach to base pay and short-term incentives, these targets are based on the 50th percentile of our market assessment. The following table outlines the targets for our CEO, CFO, COO, CBO, and executive vice presidents in 2017. These targets were the same as the 2016 targets.

Position Title	LTIP Target
CEO	200%
CFO	80%
COO	70%
CBO	70%
Executive Vice President	50%

2018 Management Information Circular March 15, 2018	46	Stantec Inc.

Performance Share Units (PSUs)

PSUs are notional share units that mirror the market value of Stantec’s common shares. PSUs have associated dividend equivalent rights and therefore accumulate additional units equal to the value of dividends paid on Stantec shares over the life of the units. These units vest upon completing a three-year service condition that starts on the date they are granted. To minimize dilution, all PSUs that have been granted under the LTIP to date will be settled in cash only, not shares. The Company can issue PSUs that settle in shares but has not done so to date. There is a maximum of 1,000,000 shares available for issuance to settle PSUs granted under the LTIP.

Annually, the Corporate Governance and Compensation Committee reviews and approves the performance objectives that will be applied to each grant of PSUs. Performance objectives for each grant year are used to determine the ultimate number of PSUs that will vest on the third anniversary of the grant date. The number of PSUs that will vest can range from 0% to 200% of the number of units granted to each executive.

For 2017, the committee approved using two equally weighted three-year performance objectives—net income growth and return on equity—two key indicators of success in our Strategic Plan. The committee chose these because it believes that achieving them will result in sustainable, long-term shareholder return.

From time to time, we test our practices against a competitive set of peer companies (see our list of compensation peers on page 43 of this circular). Our approach fits within that external landscape and, even more important, supports our overall approach to performance and pay. We use internal performance measures and goals that link to our Strategic Plan. To ensure our targets are set based in part on relative performance, we undertake significant analyses and benchmarking against industry performance, peer performance and our own historical performance when we set minimum, target, and maximum ranges for each measure.

Our 2017 LTIP grant occurred in May. The Corporate Governance and Compensation Committee approved the following performance levels. These dictate the value of PSUs each executive will earn on payout, as outlined in the table below:

Net Income	Minimum	Miss	Base	Maximum
Company’s adjusted net income growth rate(1)	0%	5.0%	10.5%	16.0%
Net income award amount	0%	50%	100%	200%

Return on Equity	Minimum	Miss	Base	Maximum
Company’s average return on equity rate(2)	0%	7.5%	12.0%	15.0%
Return on equity award amount	0%	50%	100%	200%

(1)	Meaning the compound annual growth rate of the Company’s adjusted net income for the fiscal years 2017, 2018, and 2019, where the net income is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s adjusted net income growth rate is a non-IFRS measure.
(2)	Meaning the average of the Company’s adjusted return on equity for the fiscal years 2017, 2018, and 2019, where the return on equity is adjusted to exclude the effect of extraordinary, unusual, and/or nonrecurring items. The Company’s average return on equity rate is a non-IFRS measure.

Net Income Growth Test

If the Company’s adjusted net income growth rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the net income portion of the award is also zero. If the growth rate is above “minimum” and up to “maximum,” the performance factor to be applied to the net income award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the net income portion of the award is capped at 200%.

2018 Management Information Circular March 15, 2018	47	Stantec Inc.

Return on Equity Test

If the Company’s adjusted average return on equity rate is “minimum,” the performance factor to be applied to the PSUs is 0%, and therefore the return on equity portion of the award is also zero. If the rate is above “minimum” and up to “maximum,” the performance factor to be applied to the return on equity award will be interpolated on a linear basis. If the rate is above “maximum,” the performance factor to be applied to the return on equity portion of the award is capped at 200%.

PSUs are paid out at their cash value, which is determined on the third anniversary of the grant date. During the vesting period, the PSU value will fluctuate with any change in Stantec’s share price.

LTIP Amendments in 2017

In May 2017, the Company received shareholder approval to replenish the common shares reserved for grants under the LTIP and to increase the total number of common shares available for issuance under the LTIP from 5,000,000 to 6,000,000. This includes 1,000,000 common shares set aside for issuance to settle share units granted under the LTIP.

In 2017, we also amended the definition of “Eligible Individual” in the LTIP to clarify that no change to this definition may be made without obtaining shareholder approval. This amendment was deemed to be of a housekeeping nature and, as such, did not require shareholder approval under the amendment provisions of the LTIP.

Options

Options granted in 2017 have a three-year equal vesting schedule and a five-year term.

To determine the number of stock options to grant to each executive under the LTIP, we used the Black-Scholes valuation method for each option as of May 16, 2017. Stock options granted in 2017 have an exercise price of $31.75.

The following table outlines the dilution and run rate of Stantec’s stock options for the past two years. Percentages shown are as of December 31 for 2016 and 2017.

Rate	Description	2016	2017
Dilution	Dilution represents the current dilution from share options. Dilution is calculated as the total number of share options outstanding, divided by the number of common shares outstanding.	3.20%	3.88%
Run Rate	Run rate shows the size of annual share option grants. Run rate is calculated as the total number of share options issued in a year, divided by the number of common shares outstanding.	0.87%	1.08%

A detailed description of the LTIP is attached to this circular as Schedule D.

Other Compensation

Our executives do not receive perquisites or other compensation measures apart from their eligibility to participate in the retirement, health benefits, and service award programs that are generally available to our employees. Details of our retirement benefits and service awards are set out below.

Retirement Benefits

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. We do not offer any special perquisites or benefits designed specifically for our executives.

For Canadian employees, we offer four retirement plans: a Group Registered Retirement Savings Plan (Group RRSP), a registered Employee Share Purchase Plan (ESPP), a non-registered ESPP, and a Group Tax-Free Savings Account (Group TFSA). None of the retirement plans involve the issuance of Stantec shares from treasury.

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Under the Group RRSP, Stantec matches employee contributions at 100% of the first 3% of the employee’s base salary. Group RRSP contributions are invested in the employee’s choice of 17 investment funds, including the option to invest in Stantec shares. Under the registered and non-registered ESPPs, employees purchase Stantec shares. Stantec matches employee contributions at 50% of the first 4% of the employee’s base salary (a maximum of 2% of the employee’s base salary). The maximum that Stantec can contribute is 5% of an employee’s base salary (3% for the Group RRSP and 2% for the registered and non-registered ESPP). Under the Group TFSA, contributions are invested in the employee’s choice of 17 investment funds.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan and Trust. Stantec matches employee contributions at 100% of the first 3% and 50% on the next 2% of the employee’s base salary. The 401(k) contributions are invested in the employee’s choice of 16 investment funds. US employees can also participate in the ESPP; Stantec matches these contributions at 0.5% of eligible compensation when the employee contributes 1% and at 1% of eligible compensation when the employee contributes 2% or more.

Service Awards

Stantec’s Milestone Service Award program recognizes and celebrates our employees for their valued contributions and sustained commitment to the success of Stantec. Milestone recognition begins with the employee’s fifth year of service and is celebrated every 5 years after that. All regular full- and part-time employees are eligible for the award, provided they remain in continuous and uninterrupted service with Stantec for the required number of years.

Canadian employees receive a one-time lump-sum contribution of $500 to the employee’s non-registered ESPP for every 5 years of service to a maximum award of $2,000 for 20 years of service. The $2,000 award will continue for each 5 years of service after that.

US employees receive a one-time lump-sum contribution of US$500 to the employee’s ESPP for every 5 years of service to a maximum award of US$2,000 for 20 years of service. The US$2,000 award will continue for each 5 years of service after that.

MWH Executive Compensation Discussion

Mr. Krause entered into an employment agreement with Stantec concurrent with the closing of the MWH acquisition on May 6, 2016. The terms of Mr. Krause’s employment agreement differ from those of our other NEOs because his employment was of a short-term fixed duration and tied to the MWH integration.

Mr. Krause’s base salary was negotiated as part of the MWH acquisition and was set to reflect his expected responsibilities for the successful integration and his continuing management of the Global operations. His annual base salary for 2017 was US$525,000.

Mr. Krause’s STIP amount for 2017 was US$500,000, subject to adjustment using the same performance factor applied to Mr. Gomes’s STIP. As discussed above, Mr. Gomes’s STIP in 2017 was set at 70% of his target. Accordingly, the same ratio was applied to Mr. Krause’s STIP, resulting in a 2017 STIP payment of US$350,000.

Because of the short-term nature of Mr. Krause’s employment, no LTIP award was granted to him in 2017.

2018 Management Information Circular March 15, 2018	49	Stantec Inc.

Performance Graph

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2012 (assuming reinvestment of dividends), against the total return on the S&P/TSX Composite Total Returns Index.

Cumulative Return on $100 Investment from 2012 to 2017

(Assuming Reinvestment of Dividents)

In the past five years, Stantec’s total shareholder return has outperformed the S&P/TSX Composite Total Returns Index. Over the same period, Stantec’s NEO compensation has risen during periods of high growth and declined during periods of plateaued growth. Over the past three years, Stantec’s executive compensation has decreased as the Company’s performance has underperformed the S&P/TSX Composite Total Returns Index. This demonstrates the strong linkage between our pay and performance and shows that our discretionary short-term incentive program holds executives accountable for the financial performance of Stantec.

Our Decision-Making and Approval Process

The Corporate Governance and Compensation Committee determines the compensation strategy for executives on behalf of the board and administers executive compensation policies. Based on the strategy, the committee develops compensation objectives; programs are then designed to effectively achieve those objectives.

At the end of 2017, the committee was composed of four independent directors: Susan Hartman (chair), Delores Etter, Don Lowry, and Marie-Lucie Morin. Each brings a diverse range of direct experience relating to executive compensation, succession planning, and risk management. Detailed biographies of the members, including their experience with respect to executive compensation and risk oversight, can be found in the Committee Reports section of this circular.

Annually, the committee reviews and approves the compensation programs available to Company executives as well as the performance criteria associated with the STIP and PSUs. With the recommendation of the committee, the board sets the CEO’s compensation. The compensation for each NEO, other than the CEO, is approved by the CEO—with recommendations and guidance from the committee—and is in keeping with the minimum and maximum awards for the STIP amounts and long-term incentive grants set out in our compensation programs.

Compensation for Mr. Krause was decided based on recommendations from the CEO and as part of the overall negotiation of the MWH acquisition.

2018 Management Information Circular March 15, 2018	50	Stantec Inc.

Independent Advice

The Corporate Governance and Compensation Committee adopted a preapproval policy regarding management’s use of the board’s compensation consultant. Under the terms of this policy, the committee will

•	Not approve the use of a board consultant by management if that use could compromise the independence of the consultant as an advisor to the board
•	Preapprove the terms of any use of a consultant by management, including fees and proposed terms of service

In 2017, the committee retained Mercer (Canada) Limited to review the components of the Company’s LTIP mix.

The table below outlines the fees paid to Mercer for its executive compensation engagement and the fees paid to Mercer and its affiliates for the other services described above.

Fees Paid to Mercer (Canada) Limited in 2016 and 2017

Financial Year	Executive Compensation-Related Fees ($)	All Other Fees ($)
2016	76,650	84,187(1)
2017	31,672	59,019(2)

(1)	In 2016, management purchased various compensation data surveys from Mercer. MWH also purchased various compensation data surveys, and Mercer provided health and benefits consulting services in 2016 for the MWH US benefits plans that were terminated as of the end of 2016.
(2)	In 2017, management purchased various compensation data surveys from Mercer. Management did not procure any consulting services from Mercer in 2017.

Risk Mitigation in Our Compensation Programs

As part of its mandate, the Corporate Governance and Compensation Committee continually reviews our compensation programs to align pay outcomes with the Company’s risk management strategies and to discourage inappropriate risk-taking by our executives. The committee has not identified any risks related to Stantec’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company. As well, Mercer—the board’s independent compensation consultant—has not identified any material risks with our programs. The following components of our executive compensation programs mitigate risk.

Mix of Fixed and At-Risk Pay

In 2017, we offered our executives an appropriate mix of fixed and at-risk pay, as well as short- and long-term incentives.

Balanced Program

•	We offer various target levels of base salary, STIP, and LTIP, depending on the executive’s position in the Company; our CEO’s compensation is most heavily weighted toward equity-based vehicles

•	We offer a variety of performance metrics for both STIP and LTIP to support our pay-for-performance philosophy and respond to our shareholders’ expectations

Fixed Limits on Variable Compensation

•	Both the STIP and LTIP are designed to include the possibility of a zero payout, as well as a predefined maximum (a cap)
•	The PSUs in our LTIP program have performance hurdles in addition to a time-based vesting component

Employment Contracts

•	Our executives have entered into employment agreements that include non-competition and non-solicitation restrictive covenants

•	These employment agreements have a “double trigger” provision: a termination payment will be made only after a change of control occurs and following that the executive: (a) is terminated without cause or (b) resigns due to a material diminution in his salary, authority, duties, or responsibility, or a material change is made to the geographic location where he must perform his services

•	NEOs receive reasonable severance when terminated without cause and no payments when retiring

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Share Ownership Requirements

We believe that equity ownership plays a key role in aligning executive interests with shareholder interests; therefore, the board has adopted the following share ownership requirements for executive officers:

Position Title	Equity Ownership as a Multiple of Base Salary
CEO	5x
CFO	3x
COO and CBO	3x
Executive Vice President	3x

Under the Senior Executive Share Ownership Policy, each senior executive must comply with the ownership requirement within five years of the implementation of the policy (January 1, 2014) or of his or her appointment to the position.

The table below sets out the following:

•	The common shares, PSUs, and DSUs held by each NEO. The values of common shares and PSUs were calculated using the closing price of Stantec shares on December 29, 2017, the last trading day of 2017 ($35.16). The value of each DSU was calculated using the weighted-by-volume average of Stantec shares for the last 10 trading days of 2017 ($35.21).

•	Each NEO’s ownership interest, demonstrating compliance with our policy as of December 31, 2017.

•	The total amount of equity held by the NEO that is at risk.

Name	Value of Stantec Shares Owned, Controlled, or Directed ($)	Value of DSUs Held ($)	Base Compensation ($)(1)	Eligible Value as a Multiple of Base Salary(2)	Meeting Policy?(3)	Value of PSUs Held ($)	Total Value at Risk ($)(4)
Bob Gomes	6,894,102	4,377,949	850,005	13.26	✓	2,277,489	13,534,049
Dan Lefaivre	2,737,101	-	498,077	5.50	✓	506,023	3,243,124
Scott Murray	1,195,475	-	526,223	2.27	✓	455,326	1,650,801
Tino DiManno	1,043,092	-	414,866	2.51	✓	369,169	1,412,261
Alan Krause	-	-	680,295	-	✓	-	-
(1)	Mr. Murray and Mr. Krause earn their base salaries in US dollars. The amounts shown above have been converted to Canadian dollars at the 2017 average annual exchange rate of $1.2958.

(2)	The value of PSUs held by executive officers does not count toward our minimum equity requirements; therefore, these values are not included in this calculation. Because DSUs are permitted to be held as part of Mr. Gomes’s minimum equity requirements, we have included their values in this calculation. Mr. Gomes’s DSUs were fully paid out to him in cash in early 2018 following his retirement as president & CEO of Stantec.

(3)	The equity ownership requirements were revised on January 1, 2014. Executives have five years to comply with the requirements. All executives are in compliance with the policy or are within the five-year window for achieving compliance.

(4)	The total value at risk for our CEO is the value of his common shares, DSUs, and PSUs. The total value at risk for the remaining NEOs is the value of their common shares and PSUs.

2018 Management Information Circular March 15, 2018	52	Stantec Inc.

Share Retention Requirements

For one year following the CEO’s retirement from his role, he must maintain the same level of common share ownership that he was required to hold on the day before his retirement. We believe this policy discourages short-term, high-risk decision making before the CEO departs.

Executive Compensation Clawback Policy

The board may—at its sole discretion, to the full extent permitted by law, and to the extent it determines that it is in the Company’s best interests to do so—require reimbursement of full or partial compensation from an executive or former executive in the following situations:

•	Amount of a bonus or incentive compensation was calculated based or contingent on achieving certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements
•	Amount of the bonus or incentive compensation that would have been awarded to or the profit realized by the executive had the financial results been properly reported was lower than the amount actually awarded or received

Anti-Hedging Policy

Under the Company’s Insider Trading Prohibition Policy, directors and executives are prohibited from speculating in the securities of the Company and may not sell securities of the Company short or buy or sell a call or put option. Directors and executives are not permitted to purchase forward contracts or any similar instruments—such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds—that are designed to hedge or offset a decrease in the value of equity securities of the Company.

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2017 Compensation Details

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our CEO, CFO, and the next three most highly compensated executive officers, collectively referred to as our named executive officers (NEOs).

Mr. Murray and Mr. Krause reside in the United States and are paid in US dollars. All other NEOs reside in Canada and are paid in Canadian dollars. In the table below, all amounts are stated in Canadian dollars; for Mr. Murray’s and Mr. Krause’s compensation, the Canadian dollar equivalents are based on the average annual currency exchange rate, which was $1.2958 in 2017, $1.3245 in 2016, and $1.2785 in 2015.

Name and Principal Position	Year	Salary ($)(1)	Long-Term Compensation ($)		Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)

			Share- Based Awards(3)	Option- Based Awards(4)	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Bob Gomes President & CEO	2017 2016 2015	850,005 850,005 850,005	1,133,333 1,133,333 1,133,333	566,667 566,667 566,667	595,000 680,000 935,005	- - -	- - -	4,558,892 108,965 81,173	7,703,897 3,338,970 3,566,183
Dan Lefaivre Executive Vice President & CFO	2017 2016 2015	498,077 450,002 450,002	266,667 240,000 240,000	133,333 120,000 120,000	262,500 350,000 450,000	- - -	- - -	32,684 30,473 30,731	1,193,261 1,190,475 1,290,733
Scott Murray Executive Vice President & COO	2017 2016 2015	526,223 503,331 421,922	250,967 234,180 168,768	125,483 117,090 84,385	263,695 284,768 319,625	- - -	- - -	37,831 28,593 26,732	1,204,199 1,167,961 1,021,432
Tino DiManno Executive Vice President & CBO	2017 2016 2015	414,866 411,554 400,004	193,657 192,274 160,001	96,829 96,137 80,001	203,340 245,000 350,000	- - -	- - -	26,429 28,649 26,230	935,121 973,614 1,016,236
Alan Krause(5) Executive Vice President	2017 2016	622,746 383,117	- -	- -	453,530 529,800	- -	- -	53,178 57,091	1,129,455 970,008

(1)	Because of payroll cut-off dates, the salary earned by NEOs in the first pay period of a year is based on the previous year’s salary.

(2)	Represents the value of additional deferred share units (DSUs) and performance share units (PSUs) credited to each NEO to account for the issuance of dividends on his total unit holdings, payments made to the NEO’s registered retirement savings plan and Employee Share Purchase Plan, payments for Milestone Service Awards, and payouts of vacation time that accrued but was not taken within the time limits prescribed under Stantec policies. Mr. Gomes’s amount includes the earned value of the DSUs he received as part of his compensation package as president & CEO from 2009 through January 1, 2014. Upon his retirement as president & CEO, Mr. Gomes received $4,377,949, representing the value of his vested DSUs using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2017 ($35.21).

(3)	In 2017, 2016, and 2015, all NEOs other than Mr. Krause received share-based awards in the form of PSUs. Values stated for 2017 represent the grant date fair value of the units granted on May 16, 2017, at a price of $31.75, representing the closing price of Stantec’s shares on the TSX on the day prior to the grant date.

(4)	Represents options for common shares of Stantec. The fair values of options disclosed in this table have been estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions: 2017 – Option Life = 5 years, Dividend Yield = 1.58%, Risk-Free Interest Rate = 0.81%, Volatility = 24.13%, and Expected Hold Period to Exercise = 3.5 years; 2016 – Option Life = 5 years, Dividend Yield = 1.37%, Risk-Free Interest Rate = 0.76%, Volatility = 23.73%, and Expected Hold Period to Exercise = 3.5 years; 2015 – Option Life = 7 years, Dividend Yield = 1.31%, Risk-Free Interest Rate = 0.59%, Volatility = 24.73%, and Expected Hold Period to Exercise = 4.5 years. The Black-Scholes valuation methodology was used to value Stantec options because management believes it is the most appropriate model given the terms and conditions of its share-based payment arrangements. It is also a commonly used option-pricing methodology. The fair value of the award on the grant date is the same as the fair value determined in accordance with IFRS 2 share-based payment used for accounting purposes.

(5)	For 2017, Mr. Krause’s base salary reflects the period from January 1, 2017 to the date of his retirement, on November 15, 2017. Mr. Krause’s annual base salary in 2016 and 2017 was US$525,000.

2018 Management Information Circular March 15, 2018	54	Stantec Inc.

The following table summarizes the compensation for our US-based NEOs restated in US dollars:

Name and Principal Position	Year	Salary (US$)	Long-Term Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)

			Share- Based Awards	Option- Based Awards	Annual Incentive Plan Bonus	Long-Term Incentive Plans
Scott Murray Executive Vice President & COO	2017 2016 2015	406,099 380,016 330,013	193,677 176,806 132,005	96,838 88,403 66,003	203,500 215,000 250,000	- - -	- - -	29,195 21,588 20,909	929,309 881,813 798,930
Alan Krause Executive Vice President	2017 2016	480,588 289,254	- -	- -	350,000 400,000	- -	- -	41,039 43,104	871,627 732,358

Outstanding Option and Share-Based Awards

The following table summarizes all option- and share-based awards outstanding as at December 31, 2017, for each NEO.

Option-Based Awards					Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Total Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)(2)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)(3)
Bob Gomes	81,702 108,461 96,700 112,644	32.900 32.830 32.010 31.750	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	1,126,082	107,974	2,277,489	4,377,949
Dan Lefaivre	10,000 17,300 22,968 20,477 26,504	20.875 32.900 32.830 32.010 31.750	February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	390,345	23,708	506,023	0
Scott Murray	3,336 6,668 10,546 21,886 14,118 26,272	14.875 20.875 32.900 32.830 32.010 31.750	February 28, 2019 February 26, 2020 March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	371,811	20,868	455,326	0
Tino DiManno	11,534 18,400 13,651 19,247	32.900 32.830 32.010 31.750	March 4, 2021 May 17, 2021 March 3, 2022 May 16, 2022	177,572	17,313	369,169	0
Alan Krause(4)	-	-	-	-		-	-

(1)	The closing price of Stantec shares of $35.16 as of December 29, 2017, was used to calculate the aggregate value.

(2)

Represents the value of PSUs awarded to the NEOs in 2015, 2016 and 2017. PSUs were valued based on the payout expected as a result of Stantec’s performance during the life of the units (thus, for the purpose of this disclosure, a multiplier of 50% was applied to PSUs granted in 2015, a multiplier of 50% was applied to PSUs granted in 2016, and a multiplier of 80% was applied to PSUs granted in 2017). The number of PSUs that actually vest and pay out will be dependent on Stantec’s actual performance applicable to the period to which such PSUs relate. For

2018 Management Information Circular March 15, 2018	55	Stantec Inc.

purposes of this disclosure, 100% of the PSUs are assumed to have vested. The closing price of Stantec shares of $35.16 as of December 29, 2017, was used to calculate the value of the PSUs.

(3)	This value represents DSUs awarded to Mr. Gomes under his former employment agreement. DSUs were valued using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2017 ($35.21) because the terms of the DSUs provide that a 10-day period will be used to calculate the payout. Mr. Gomes’s DSUs were paid out to him in cash in early 2018 following his retirement as president and CEO.

(4)	Mr. Krause does not hold any option- or share-based awards.

Incentive Plan Awards—Value Vested or Earned during the Year

The following table summarizes the value of all option- and share-based awards vested or earned by each NEO during 2017, along with the 2017 STIP awards (non-equity incentive plan compensation).

Name	Option-Based Awards—Value Vested during the Year ($)(1)	Share-Based Awards—Value Vested during the Year ($)(2)	Non-Equity Incentive Plan Compensation Value Earned during the Year ($)
Bob Gomes	128,592	995,213	595,000
Dan Lefaivre	27,230	198,050	262,500
Scott Murray	18,005	120,720	263,695
Tino DiManno	18,155	132,015	203,340
Alan Krause	0	0	453,350

(1)	Represents the value that would have been realized if the options under the option-based awards had been exercised on the vesting date. For Mr. Gomes, Mr. Lefaivre, Mr. Murray and Mr. DiManno, one-third of the options granted to them in 2014, 2015 and 2016 vested in 2017. Mr. Krause does not hold any Stantec options.

(2)	Represents the sum of the value of DSUs earned by Mr. Gomes in 2017 as dividends on his total DSU holdings and the value of PSUs issued as part of Mr. Gomes’ 2014 compensation that vested in 2017. No new DSUs were granted to Mr. Gomes in 2017 other than those credited as dividends on awards made before 2017. DSUs vest on issuance and were paid out in cash upon Mr. Gomes’s retirement as Stantec’s president and CEO on December 31, 2017. For Mr. Lefaivre, Mr. Murray, and Mr. DiManno, values represent the value of PSUs issued as part of their 2014 compensation that vested in 2017.

Gains Realized through Options Exercised During the Year

The following table shows the value of gains realized for the NEOs following the exercise of stock options in 2016 and 2017.

	2016 ($)(1)	2017 ($)
Bob Gomes	0	0
Dan Lefaivre	0	0
Scott Murray	0	0
Tino DiManno	135,840	0
Alan Krause	0	0

(1)	Represents the actual gain realized on the exercise of options. The gain reflects the difference between the exercise price and strike price on the date of exercise.

Equity Compensation Plan Information

The following table sets forth as at December 31, 2017, the number of securities to be issued upon exercise of outstanding options, the weighted exercise price of the outstanding options, and the number of securities remaining for issuance under all equity plans previously approved by shareholders. As at December 31, 2017, the Company did not have any equity plans that had not been approved by shareholders nor are any such plans in effect as of the date of this circular.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options (a) (#)(1)	Weighted Average Exercise Price of Outstanding Options (b) ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) (#)(2)
Equity compensation plans approved by security holders	4,426,237	29.84	4,761,865

(1)	This number includes options granted under Stantec’s previous Employee Share Option Plan (770,081) and options granted under Stantec’s 2014 LTIP (3,656,156).

2018 Management Information Circular March 15, 2018	56	Stantec Inc.

(2)	This number is equal to the maximum number of Stantec options authorized to be issued under Stantec’s LTIP (8,550,728), less the 3,656,156 options issued and outstanding under the plan as at December 31, 2017, and less the 132,707 options exercised. The 2014 LTIP replaced the Company’s previous Employee Share Option Plan. Thus, no additional options are available for future issuance under the previous Employee Share Option Plan.

Employment Agreements

Employment Agreements

Stantec has written employment agreements with each NEO. The terms and conditions of these agreements are competitive and reflect the compensation and risk management measures described elsewhere in this circular. Mr. Krause had a fixed term agreement that concluded on November 15, 2017 upon the successful integration of MWH. All other NEOs have employment agreements that apply for an indefinite term. Certain other key terms of our executive employment agreements (except Mr. Krause’s agreement) follow.

Non-Competition and Non-Solicitation

All employment agreements include non-competition or non-solicitation covenants in varying scope and duration. Mr. Gomes’s agreement restricts him from (a) soliciting Stantec staff or clients for whom Stantec has undertaken business development efforts during the last year of his employment and (b) competing with Stantec’s business in Canada or the United States. These restrictions apply for two years following the termination of his employment. Mr. Lefaivre is subject to similar restrictions; however, his covenants apply for one year following the termination of his employment. Mr. Murray’s, Mr. DiManno’s, and Mr. Krause’s agreements restrict them from soliciting Stantec staff or clients for one year following the termination of their employment.

Confidentiality

Each employment agreement (including Mr. Krause’s) contains a confidentiality covenant that applies indefinitely. Following the termination of a NEO’s employment, all notes, data, and other information accumulated or developed by the NEO must be returned to the Company. All information remains confidential, and NEOs are prohibited from using the information in a manner that is detrimental to the interests of the Company.

The following table summarizes the restrictive covenants mentioned previously:

Executive	Non-Competition	Non-Solicitation of Staff and Clients	Confidentiality Provision
Bob Gomes	2 years after departure	2 years after departure	Indefinitely after departure
Dan Lefaivre	1 year after departure	1 year after departure	Indefinitely after departure
Scott Murray	None	1 year after departure	Indefinitely after departure
Tino DiManno	None	1 year after departure	Indefinitely after departure
Alan Krause	None	1 year after departure	Indefinitely after departure

Clawback Policy and Equity Ownership Requirements

Each employment agreement includes an obligation on the executive’s part to comply with Stantec’s Senior Executive Share Ownership Policy and an acknowledgement and agreement to adhere to the Company’s Executive Compensation Clawback Policy.

Benefits on Termination and Change of Control

The following tables summarize the payments due to each NEO other than Mr. Krause upon termination of employment or a change of control followed by a termination of employment without cause or for good reason. Because Mr. Krause’s employment agreement is for a fixed term, he is not subject to similar provisions as described below.

2018 Management Information Circular March 15, 2018	57	Stantec Inc.

Benefits on Termination and Change of Control for Our CEO

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Deferred Share Units (DSUs)	Paid out within 60 days of resignation	Paid out within 60 days of termination	Paid out within 60 days of termination	Paid out within 60 days of retirement
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives actually achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and the ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical Bonus
Amount(4)

Unpaid salary earned to the termination date, together with a payment equal to

•  Two times (2x) the annual base salary existing as at the termination date, plus

•  Two times (2x) the CEO’s Historical Bonus Amount(4)

None

(1)	The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) Mr. Gomes’s employment is terminated without cause or (b) Mr. Gomes terminates his employment with good reason. For the purpose of Mr. Gomes’s employment agreement, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of his employment agreement, “good reason” means Mr. Gomes’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where he must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least 10 years of service with the Company, if mutually agreed by the executive and the Company.

(3)	Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of Mr. Gomes’s termination, resignation or retirement.

(4)	For the purpose of Mr. Gomes’s employment agreement, “Historical Bonus Amount” means the average amount of the last three STIP payments paid to Mr. Gomes. For the year ended December 31, 2017, Mr. Gomes’s Historical Bonus Amount is set at $920,835 (his average STIP amount from 2015, 2016 and 2017).

2018 Management Information Circular March 15, 2018	58	Stantec Inc.

Benefits on Termination and Change of Control for Our NEOs Other Than Our CEO and Alan Krause

Name	Resignation	Termination without Cause	Change of Control and “Double Trigger” Conditions Fulfilled(1)	Retirement(2)
Short-Term Incentive	None	None other than what may be calculated in the severance payment (described below)	None other than what may be calculated in the severance payment (described below)	None
Vested Stock Options(3)	Must be exercised within 90 days of resignation date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and exercisable in accordance with the original life of the option
Unvested Stock Options(3)	Cancelled	Cancelled	All options immediately vest and must be exercised within 90 days of termination date; options remaining unexercised after that date are cancelled	Remain outstanding and vest in accordance with their original vesting schedule
Performance Share Units (PSUs)	Cancelled	Cancelled	All PSUs vest based on the actual performance of the Company between the grant date and termination date; paid out within 60 days of termination date	Remain outstanding, vest and pay out in accordance with the performance objectives achieved during the life of the unit on the settlement date originally scheduled
Other Benefits, including the Group RRSP and ESPP	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits	None other than payout of vested benefits
Severance Payment	None

Unpaid salary earned to the termination date, together with a payment equal to

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical Bonus
Amount(4)

Unpaid salary earned to the termination date, together with a payment equal to:

•  One times (1x) the annual base salary existing as at the termination date, plus

•  One times (1x) the NEO’s Historical Bonus Amount(5)

None

(1)	The “double trigger” provisions are fulfilled if a change of control occurs and within 12 months following the change of control, (a) the NEO’s employment is terminated without cause or (b) the NEO terminates his employment with good reason. For the purpose of the employment agreements, a change of control would occur when (a) a person acquires more than 50% of Stantec’s common shares, (b) the nominees of a person holding at least 30% of Stantec’s common shares are elected as directors and comprise a majority of Stantec’s board, or (c) all or substantially all of Stantec’s assets are sold to a third party. For the purpose of the employment agreements, “good reason” means the NEO’s salary, authority, duties, or responsibility is materially diminished or a material change is made to the geographic location where the NEO must perform his services.

(2)	Retirement means a termination of employment after attaining age 60 with at least ten years of service with the Company, if mutually agreed by the executive and the Company.

(3)	Represents the terms existing under our LTIP. Options granted under our previous Employee Share Option Plan continue to be governed by the terms of that plan and must be exercised within 30 days of the effective date of the NEO’s termination, resignation or retirement.

(4)	For the purpose of each NEO’s employment agreement, “Historical Bonus Amount” means the average amount of the last three short-term incentive cash bonuses paid to the NEO.

(5)	Assuming the “double trigger” conditions have been met, Mr. Lefaivre receives two times (2x) his annual base salary existing as at the effective date of termination and two times (2x) his Historical Bonus Amount on a change of control.

2018 Management Information Circular March 15, 2018	59	Stantec Inc.

Alan Krause’s Employment Agreement

As noted previously, Mr. Krause entered into a fixed-term employment agreement with Stantec concurrent with the closing of the MWH acquisition on May 6, 2016. This agreement was designed to carry Stantec through the successful integration planning of MWH. Management believes this effort was substantially complete in the fourth quarter of 2017, and as such, Mr. Krause retired on November 15, 2017. Mr. Krause is and has been instrumental to the success of the MWH integration. If his employment had been terminated without cause prior to November 15, 2017, Mr. Krause would have received 12 weeks’ notice or base pay in lieu thereof. No additional pay, compensation or severance was paid to Mr. Krause upon his retirement.

Termination Payment Calculation

The following table presents the incremental payments we would have to make to each NEO if a triggering event—a termination without cause or a change of control payment trigger—occurred on the last business day of Stantec’s most recently completed financial year, in this case, 2017:

Name	Termination Payout on a Without-Cause Termination ($)	Termination Payout on a Change in Control ($)
Bob Gomes	3,541,680	3,541,680
Dan Lefaivre	948,493	1,896,987
Scott Murray(1)	827,687	827,687
Tino DiManno	746,532	746,532
Alan Krause(1)(2)	-	-

(1)	Mr. Murray’s and Mr. Krause’s payments would be paid in US dollars. The amounts shown above are converted to Canadian dollars at the 2017 average annual exchange rate of $1.2958.

(2)	Mr. Krause retired on November 15, 2017. If his employment was terminated without cause prior to November 15, 2017, Mr. Krause would have received 12 weeks’ payment of his base salary.

Termination Payments on the CEO’s Retirement

On December 31, 2017, Mr. Gomes retired from his role as president & CEO of Stantec. As part of his retirement, no incremental benefits, payments, perquisites or other compensation was paid. The only payment received by Mr. Gomes was the pay out of the earned value of his DSUs he received as part of his compensation package as president & CEO from 2009 through January 1, 2014. Mr. Gomes received $4,377,949, representing the value of his vested DSUs using the volume-weighted average trading price of Stantec shares for the last 10 trading days of 2017 ($35.21).

2018 Management Information Circular March 15, 2018	60	Stantec Inc.

Additional Information

Currency

Unless otherwise indicated, the dollar amounts presented in this Management Information Circular are in Canadian dollars.

Interest of Certain Persons in Matters to be Acted On

To our knowledge, other than the election of directors, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted on at the meeting.

2017 Shareholder Proposals

Shareholder proposals must be submitted no later than December 15, 2018, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2019 annual shareholders’ meeting.

Continuous Disclosure

To obtain copies of this circular, our Annual Information Form for the year ended December 31, 2017, or our Annual Report (which includes the Management’s Discussion and Analysis and Consolidated Financial Statements) for the year ended December 31, 2017, do one of the following:

•	Go to the Company’s website at stantec.com and print copies

•	Request mailed copies from the corporate secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6

You can also access the Company’s disclosure documents and any reports, statements, or other information that the Company files with Canadian provincial securities commissions or other similar regulatory authorities on SEDAR at sedar.com. Financial information for Stantec is provided in the Management’s Discussion and Analysis and Consolidated Financial Statements (both found in our Annual Report) for the year ended December 31, 2017.

2018 Management Information Circular March 15, 2018	61	Stantec Inc.

Shareholder Feedback

Stantec maintains a comprehensive investor communications program. We welcome comments and feedback from shareholders. We invite you to comment using the following contact information:

Investor Relations

Telephone: (780) 917-7114

Fax: (780) 917-7330

Email: ir@stantec.com

General Inquiries

Stantec Inc.

10160 – 112 Street

Edmonton, Alberta, Canada T5K 2L6

Telephone: (780) 917-7000

Fax: (780) 917-7330

stantec.com

Directors’ Approval

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J. D. Alpern

Senior Vice President, Secretary and General Counsel

2018 Management Information Circular March 15, 2018	62	Stantec Inc.

Schedule A

By-law No. 2

STANTEC INC.

(the “Corporation”)

BY-LAW NO. 2

A BY-LAW RELATING TO ADVANCE NOTICE OF NOMINATIONS

OF DIRECTORS OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.	Introduction.

The Corporation is committed to: (i) facilitating an orderly and efficient annual or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees; (iii) allowing the Corporation and shareholders to evaluate each nominee’s qualifications and suitability as a director of the Corporation; and (iv) allowing shareholders to cast an informed vote.

The purpose of this by-law of the Corporation is to provide shareholders, directors and management of the Corporation with guidance on the nomination of directors. This by-law is the framework by which the Corporation seeks to fix a deadline by which shareholders of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form.

It is the belief of the Corporation and the board of directors of the Corporation that this by-law is beneficial to shareholders and other stakeholders. This by-law will be subject to periodic review and, subject to the Act, will reflect changes as required by securities regulatory agencies or stock exchanges and, at the discretion of the board of directors, amendments necessary to meet evolving industry standards.

In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, gender shall include the masculine, feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons.

2.	Nomination Procedures.

Subject only to the Act, Applicable Securities Laws and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if the election of directors is a matter specified in the notice of meeting:

a)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders’ meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

2018 Management Information Circular March 15, 2018	63	Stantec Inc.

c)	by any person (a “Nominating Shareholder”) who:

i.	at the close of business on the date of the giving of the notice provided for in Section 4 of this by-law and on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

ii.	complies with the notice procedures set forth below in this by-law.

3.	Nominations for Election.

For the avoidance of doubt, the procedures set forth in this by-law shall be the exclusive means for any person to bring nominations for election to the board of directors before any annual or special meeting of shareholders of the Corporation.

4.	Timely Notice.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation in accordance with this by-law.

5.	Manner of Timely Notice.

To be timely, a Nominating Shareholder’s notice must be given:

a)	in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth (10th) day following the Notice Date;

b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the meeting was made; and

c)	in the case of an annual meeting (including an annual and special meeting) of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than forty (40) days prior to the date of the meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than fifty (50) days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the Notice Date.

6.	Proper Form of Notice.

To be in proper written form, a Nominating Shareholder’s notice must set forth or be accompanied by, as applicable:

a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

i.	the name, age and business and residential address of the Proposed Nominee;

ii.	the principal occupation, business or employment of the Proposed Nominee, both present and within the five years preceding the notice;

iii.	whether the Proposed Nominee is a “resident Canadian” within the meaning of the Act;

iv.

the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the

2018 Management Information Circular March 15, 2018	64	Stantec Inc.

record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

v.	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws;

b)	as to the Nominating Shareholder:

i.	the name, business and residential address of such Nominating Shareholder;

ii.	the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such Nominating Shareholder or any other person with whom such Nominating Shareholder is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

iii.	any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or any Applicable Securities Laws; and

iv.	a written consent duly signed by each Proposed Nominee to being named as a nominee for election to the board of directors and to serve as a director of the Corporation, if elected.

References to “Nominating Shareholder” in this by-law shall be deemed to refer to each shareholder that nominates or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

7.	Notice to be Updated.

To be considered timely and in proper written form, a Nominating Shareholder’s notice shall be promptly updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting.

8.	Power of the Chair.

The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

9.	Delivery of Notice.

Notice given to the secretary of the Corporation pursuant to this by-law may only be given by personal delivery, facsimile or email (at such fax number or email address as set forth on the Corporation’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com), and shall be deemed to have been given and made (i) if personally delivered, only at the time it is served by personal delivery to the secretary of the Corporation at the principal executive office of the Corporation or (ii) if transmitted by facsimile or email, if sent before 5:00 p.m. (Edmonton time) on a business day, on such business day, and otherwise on the next business day.

10.	Board of Directors Discretion.

Notwithstanding the foregoing, the board of directors may, in its sole discretion, waive any requirement in this by-law.

11.	Definitions.

For purposes of this by-law:

(a) “Act” means the Canada Business Corporations Act, or any statute that may be substituted therefor, and the regulations to the Act, as from time to time amended;

(b) “Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the written rules, regulations and forms made or promulgated under any such

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statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each province and territory of Canada;

(c) “close of business” means 5:00 p.m. (Edmonton time) on a business day in Edmonton, Canada; and

(d) “public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Terms used in this by-law that are defined in the Act shall have the meanings given to those terms in that Act.

12.	Effective Date.

This By-law No. 2 shall come into force on the date that it is approved by the board of directors and confirmed by shareholders.

2018 Management Information Circular March 15, 2018	66	Stantec Inc.

Schedule B

Activities of the Audit and Risk Committee in 2017

The Audit and Risk Committee met four times in 2017 and in accordance with its charter and internal work plan, accomplished the following:

Financial Reporting

•	Reviewed and recommended for approval by the board the annual Consolidated Financial Statements, Management’s Discussion and Analysis, related financial press releases, and Annual Information Form

•	Reviewed and approved the quarterly Consolidated Financial Statements, Management’s Discussion and Analysis, and related financial press releases

•	Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, developments in accounting reporting standards, accounting treatment of significant risks and uncertainties, key estimates and judgments of management that were material to Stantec’s financial reporting, and disclosure of critical accounting policies

•	Reviewed with management quarterly the indicators of impairment to the Company’s goodwill

•	Reviewed with management emerging best practices related to financial reporting

Internal Control over Financial Reporting, Disclosure Controls and Procedures, and Internal Audit

•	Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404; the president & CEO and the CFO continue to certify Stantec’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis, and Annual Information Form, as required by the Canadian Securities Administrators and by SOX

•	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and adopted by the CSA

•	Reviewed and approved the internal audit plan

•	Examined the reports of the internal auditor concerning the effectiveness of internal control

•	Received annual evaluations from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the Company

•	Met with the internal auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

•	Received the office of the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations

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External Auditors—The Shareholders’ Auditors

•	Recommended to the board the firm of chartered accountants to be nominated for appointment as the external auditor

•	Reviewed the external auditor’s annual client services plan

•	Conducted a comprehensive review of the external auditor’s performance under the professional guidelines for such reviews

•	Reviewed and approved proposed external audit fees for the year

•	Reviewed and discussed the quarterly and annual financial statements reports from the external auditor, as well as reports outlining all relationships between the external auditor and Stantec, to confirm the independence of the external auditor

•	Approved all audit and preapproved all non-audit services provided by the external auditor

•	Met with the external auditor without management present at each of the four regularly scheduled Audit and Risk Committee meetings

Risk Oversight

•	Focused on reviewing the risks Stantec faced in 2017 in the context of changing economic and risk environments; the committee reviewed the Annual Risk Report of management regarding Stantec’s principal risks, including those that highlight the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

•	Reviewed our significant credit and market risk exposures, the industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies in conjunction with the strategic planning session

•	Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

•	Reviewed, amended, and approved corporate policies that address risk management by means of controls

•	Completed reviews of management’s risk assessments required for all acquisitions approved by the board during the year

•	Reviewed Stantec’s methods for identifying, evaluating, and anticipating principal risks

•	Reviewed the impact of the Company’s capital structure on its current and future profitability

•	Reviewed the disclosure regarding risk and risk factors in Stantec’s Management’s Discussion and Analysis and Annual Information Form

Other Matters

•	Reviewed and revised the Audit and Risk Committee Terms of Reference

•	Completed the annual self-assessment of the committee’s performance and reported thereon to the board

•	Reviewed whistleblower procedures, which allow officers and employees to confidentially and anonymously report potential violations of Stantec’s Code of Conduct and concerns relating to accounting, internal accounting controls, and auditing matters

•	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

•	Reviewed a quarterly report from the CFO regarding use of the Company’s private aircraft

•	Reviewed the Company’s tax planning strategies, including the out-from-under corporate reorganization, as well as the impact of the Tax Cuts and Jobs Act

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Schedule C

Activities of the Corporate Governance and

Compensation Committee in 2017

The Corporate Governance and Compensation Committee met seven times in 2017 and, in accordance with its terms of reference and internal work plan, accomplished the following:

Corporate Governance Process Review

•	Reviewed corporate policies and procedures for each of the following key governance areas:

•	Corporate strategy and strategic planning

•	Annual budgeting

•	Identification of principal business risks and systems for managing such risks

•	CEO and senior management succession planning

•	Corporate communications

•	Corporate internal controls and management information systems

•	Reviewed and updated board-approved policies including the Code of Business Conduct; Health, Safety, Security, and Environment Policy; Workplace Violence Policy; and Executive Leadership Traveling Together Policy, and reported back to the board

•	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the CEO, and the chair of each committee

•	Formulated and recommended a director term limit to the board ensuring regular board refreshment

•	Ensured that each committee reviewed its terms of reference and updated them as required

•	Received regular updates from management and corporate counsel on current corporate governance issues, including “say on pay” advisory votes, changes to best practices in corporate governance, and legislative reform initiatives in Canada and the United States

•	Participated in shareholder engagement activities, including meeting with Institutional Shareholder Services (ISS) following completion of the 2017 proxy season

•	Reviewed compliance with CEO and senior executive share ownership requirements

Board of Directors Governance

•	Reviewed the criteria, profile, and qualifications for new nominees to fill vacancies on the board

•	Conducted a comprehensive director search (including use of an external executive search firm) resulting in the successful appointment of Richard Bradeen to the board

•	Managed the internal continuing education program for current directors

•	Conducted the annual board assessment and individual director assessment process

•	Conducted the annual self-assessment process for the Corporate Governance and Compensation Committee

•	Set the number of directors and the membership of committees for the year for recommendation to the board

•	Reviewed director compliance with share ownership requirements

•	Developed a board chair and committee chair succession planning framework

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Performance Review and Succession Planning

•	Developed annual performance objectives for the CEO for 2017

•	Reviewed the performance of the CEO on a quarterly basis against his 2017 objectives in a session conducted in camera with the CEO

•	Effected an orderly transition of the role of president & CEO from Mr. Gomes to Mr. Johnston using the committee’s CEO succession planning framework

•	Negotiated and finalized a new CEO employment agreement for Mr. Johnston

•	Reviewed the CEO’s succession plans for the executive leadership team on a quarterly basis in a session conducted in camera with the CEO

Compensation Matters

•	Reviewed and approved the CEO’s recommendations for 2017 compensation for the Company’s executive leadership team

•	Reviewed and recommended to the board for approval the CEO’s 2017 short-term incentive plan award

•	Conducted a review of the compensation for the incoming CEO

•	Reviewed the mix of long-term incentives used in the Company’s Long-Term Incentive Plan (LTIP)

•	Reviewed and approved the issuance of performance share units and options to the executive leadership team under the LTIP

•	Reviewed and approved the 2017 option grant to eligible participants

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Schedule D

Overview of Stantec Long-Term Incentive Plan

Shares Authorized for Issuance under the Plan

The Stantec Long-Term Incentive Plan (LTIP) authorizes up to a maximum of 8,550,728 of the Company’s common shares (representing 7.5% of our issued and outstanding shares as of March 15, 2018) to be granted as awards to employees of Stantec and its subsidiaries under the plan.

The common shares issued to settle awards under the Stantec LTIP may be authorized but unissued shares, shares which have been acquired by or on behalf of a trust established by either the Company or a subsidiary and held for future delivery, or shares acquired by delivery of cash to a broker to acquire shares on behalf of an award recipient.

The Stantec LTIP has a number of limitations regarding the issuance of awards to participants, including the following:

•	No more than an aggregate of 1,000,000 shares (representing 0.9% of our issued and outstanding shares as of March 15, 2018) may be made the subject of performance share units or restricted share units

•	The aggregate dollar amount of cash and the fair market value (at the time of issuance of the applicable award) of shares that may be made the subject of 162(m) awards granted in any calendar year to any US resident grantee, must not exceed US$4,000,000 in any calendar year

•	The number of shares issuable to insiders—on an aggregate basis, at any time, and under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

•	The number of shares issued to insiders—on an aggregate basis, at any time, and within any one-year period, under all security-based compensation arrangements of the Company—must not exceed 10% of the Company’s issued and outstanding shares

If any outstanding awards under the Stantec LTIP expire, are cancelled, are settled in cash, or are otherwise terminated for any reason without having been exercised or payment having been made in respect of the award, the shares allocated to that award will be available for other awards. In addition, upon settlement of a stock appreciation right in shares, the excess number of shares (covered by the share appreciation right) over the number of shares issued (in settlement of the share appreciation right) may again be made the subject of awards granted under the Stantec LTIP.

Administration of the Plan

The Stantec LTIP is administered by the Corporate Governance and Compensation Committee. Each member of the committee must be a non-employee director (within the meaning of Securities and Exchange Commission Rule 16b-3). The committee determines who will receive the awards, the times the awards will be granted, the number of shares to be subject to each award, the terms and conditions of each award, and the treatment of awards granted to individuals during leaves of absence. In its discretion but subject to applicable law, the committee may delegate to one or more people any administrative or ministerial duties or non-material determinations under the Stantec LTIP, provided those determinations do not relate to the Company’s executive officers.

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Plan Amendments

The Company may generally amend, suspend, discontinue, or terminate the Stantec LTIP and any outstanding awards granted under it, in whole or in part, at any time, provided that all material amendments to the Stantec LTIP require prior approval of the Company’s shareholders. Examples of amendments that may be made without shareholder approval include

•	Maintaining continuing compliance with applicable laws, regulations, requirements, rules, or policies of any governmental authority or stock exchange

•	Amendments of a “housekeeping” nature

•	Changing the vesting provision of the Stantec LTIP or any award

•	Changing the termination provisions of any award that does not entail an extension beyond the original expiry date of that award

•	Adding a cashless exercise feature payable in securities if that feature provides for a full deduction of the number of underlying securities from the Stantec LTIP share reserve

•	Adding a form of financial assistance and any amendment to a financial assistance provision which is adopted

•	Changing the process by which an award recipient who wishes to exercise an award may do so

No amendments to the Stantec LTIP that require shareholder approval under applicable laws or regulatory requirements will become effective until approval is obtained. Examples of amendments that require shareholder approval include

•	An increase in the maximum number of shares that may be made the subject of awards under the Stantec LTIP

•	Any adjustment (other than in connection with a stock dividend, recapitalization, or other transaction where any adjustment is otherwise permitted or required under the Stantec LTIP) or amendment that reduces or would have the effect of reducing the exercise price of a stock option or share appreciation right previously granted under the Stantec LTIP by any means

•	An increase in the express limits placed on awards set out in the Stantec LTIP that may be granted to any eligible participant

•	An extension of the term of an outstanding stock option or share appreciation right beyond its original expiry date, except as otherwise permitted in accordance with the Stantec LTIP

•	Adding a cashless exercise feature payable in securities if that feature does not provide for a full deduction of the number of underlying securities from the Stantec LTIP reserve

•	Permitting stock options granted under the plan to be transferable or assignable other than for normal estate settlement purposes

•	Changing who is eligible to receive awards under the LTIP

•	Any other amendment to the Stantec LTIP that is not (1) an amendment made to maintain continued compliance with applicable laws or regulations or (2) an amendment of a “housekeeping” nature

As well, no change to an outstanding award under the Stantec LTIP that will materially adversely impair the rights of the recipient may be made without the recipient’s consent, unless the amendment is made to maintain continued compliance with applicable laws or regulations.

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Award Adjustments

The committee will determine the appropriate adjustments, if any, to outstanding awards and shares available for future awards in connection with an increase or reduction in the number of shares or any change (including in the case of a spin-off, dividend, or other distribution in respect of shares, a change in value) in the shares or exchange of shares for a different number or kind of shares or other securities of the Company or another corporation because of a reclassification, recapitalization, merger, consolidation, or other change in capitalization as further defined in the Stantec LTIP.

Such adjustments may be made to any of the following:

•	Maximum number and class of shares or other securities with respect to which awards may be granted

•	Maximum number and class of shares or other securities with respect to which awards may be granted to an eligible recipient in any calendar year

•	Number and class of shares and other securities which are subject to outstanding awards granted under the Stantec LTIP and the exercise price of such awards, if applicable

•	Performance objectives

Award Vehicles Available under the Plan

Summary of Available Vehicles

Under the Stantec LTIP, the Company can issue five different vehicles, which are briefly described in the table below:

Name of Vehicle	Description of Vehicle

Options

Gives the recipient an option to purchase Stantec common shares in the future at a price fixed on the grant date. The option price cannot be less than 100% of the fair market value of the shares on the grant date. The option is subject to vesting restrictions as set by the Company at the time of grant and an expiry date.

Share Appreciation Rights (SARs)	SARs granted under the Stantec LTIP are granted either alone or in connection with an option. A SAR gives the recipient the right to receive payment equal to the appreciation in the Company’s common shares over the term of the SAR. If granted in connection with an option, a SAR covers the same shares as covered by the option and is subject to the same terms and conditions. A recipient can choose to either exercise the option and receive the underlying share, resulting in the cancellation of the SAR, or surrender the option to the Company for cancellation and instead receive the value of the SAR at the time of exercise. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.
Dividend Equivalent Rights	Gives the recipient the right to receive all or some portion of the cash dividends that are or would be payable in respect of the Company’s shares. A dividend equivalent right is granted in tandem with respect to another type of award available under the LTIP, other than an option.
Restricted Share Units (RSUs)	An RSU is a notional or phantom share unit that gives the recipient the right to receive payment equal to the fair market value of the RSU upon meeting the applicable vesting criteria (the fair market value of an RSU is equal to the 5-day volume weighted average trading price of the Company’s common shares on the TSX immediately prior to the applicable settlement date (VWAP)).
Performance Share Units (PSUs)	A PSU is a notional or phantom share unit that, upon meeting applicable vesting criteria, gives the recipient the right to receive payment equal to either (1) the 5-day volume weighted average trading price of the Company’s common shares on the TSX immediately prior to the applicable settlement date, or (2) a percentage of the VWAP of the shares on the applicable date, based upon attainment of performance objectives ranging from 0% to 200% of the value.

For the purposes of the Stantec LTIP, “fair market value” of the common shares on any relevant date means the closing price of the Company’s common shares on the TSX on the trading day immediately preceding that date.

Awards granted under the Stantec LTIP are generally non-transferable and, in the case of options and SARS, may be exercised during a recipient’s lifetime by the recipient only. However, in the case of options or a related SAR, the recipient’s legal representative or estate may exercise the options or SAR on the recipient’s behalf.

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Performance Objectives

Under the Stantec LTIP, the committee has the discretion to apply performance objectives to options, RSUs, and PSUs. Performance objectives may be expressed in terms of earnings per share, earnings (which may be expressed in earnings before specified items), return on assets, return on invested capital, revenue, operating income, net income, cash flow, total shareholder return, operational metrics (such as voluntary staff turnover, health and safety, quality management, achievement of growth objectives, client satisfaction, and employee satisfaction), or any combination these; or, other than with respect to 162(m) awards, any other metric approved by the committee. The performance objectives may be in respect of performance of the Company, any of its subsidiaries, any of its operating units, individual performance metrics applicable to one or more recipients, or any combination of these.

Performance objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more entities or external indices) and may be expressed in terms of progression within a specified range. The committee has authority to modify performance objectives after they have been established and as appropriate to reflect the impact of certain corporate transactions (such as a stock split or stock dividend), special charges, accounting or tax law changes, or other extraordinary, nonrecurring, or special events or circumstances. However, none of these modifications is permitted to the extent it would cause a 162(m) award to be non-deductible under the provisions of the U.S. Internal Revenue Code.

Details of Each Award Vehicle

Following is a more detailed description of the types of awards that are available to be granted under the Stantec LTIP.

Options

The Stantec LTIP provides for both incentive stock options, as defined under section 424 of the U.S. Internal Revenue Code, and nonqualified stock options. The purchase price for all common shares covered by each option cannot be less than 100% of the fair market value of the shares on the grant date. In case of an incentive stock option granted to an individual who, on the grant date, owns shares possessing more than 10% of the Company’s total combined voting power, the exercise price per option must be at least 110% of the fair market value of the options as of the grant date and the incentive stock option is not exercisable following the fifth anniversary of the grant date.

The purchase price for common shares covered by an option must be paid in full at the time of exercise of the option in the form of cash, personal or certified cheque, bank draft, or by tender of other property acceptable to the committee. The committee has the discretion to establish a cashless exercise procedure for the exercise of options.

The committee will determine the term of an option, up to a maximum of 10 years (subject to the limitations described above), as well as the vesting conditions applicable to the option, which may include attainment of performance objectives. The committee may accelerate the exercisability of an option at any time. The committee may also extend the exercise period for the option, but it may not be extended beyond the earlier of (1) the latest date upon which the option could have expired on its original terms or (2) the tenth anniversary of the grant date of the option.

Share Appreciation Rights

Share appreciation rights (SARs) under the Stantec LTIP plan are granted either alone or in tandem with (i.e., in connection with) the grant of an option. A tandem SAR generally terminates on the expiration, forfeiture, or exercise of the related option and is exercisable only to the extent that the option is exercisable. When the tandem SAR is exercised, the related option will be canceled to the extent of the number of shares for which the SAR is exercised. When an option issued with a tandem SAR is exercised, the related SAR will be canceled to the extent of the number of shares for which the option is exercised. If a SAR is granted unrelated to an option, the SAR gives the recipient the right to receive all or some portion of the increase in the value of the shares.

When the SAR is exercised, the recipient will receive payment in an amount determined by multiplying the excess of the fair market value of the common shares on the date the SAR was exercised over the option price by the number of shares as to which the SAR is being exercised. At the time of the grant, the committee will determine the form of payment, which may be in shares, cash, or a combination of shares and cash.

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Dividend Equivalent Rights

Dividend equivalent rights are granted in connection with another award, such as a PSU or RSU. Recipients of dividend equivalent rights are entitled to receive payments in single or multiple installments, as determined by the committee, that are equivalent to all or some portion of the cash dividends payable with respect to the Company’s common shares. The amounts payable may be made currently or deferred until the lapsing of any applicable restrictions on the right to payment for the dividend equivalent right or on the award to which the dividend equivalent right relates.

Payments may be made in cash, common shares, or a combination of cash and common shares. If the amounts payable are deferred, the committee will determine whether the deferred amounts will be held in cash, reinvested in shares, or deemed notionally to be reinvested in shares. If the amounts deferred are to be held in cash, the committee may determine whether interest should be credited on those deferred amounts. Notwithstanding the foregoing, with respect to a dividend equivalent right granted in connection with a SAR that is subject to Section 409A of the U.S. Internal Revenue Code, amounts payable in respect of such dividend equivalent right may not be contingent upon or otherwise payable on the exercise of the SAR and must be treated in a manner that will not result in the SAR being treated as providing for deferred compensation.

Restricted Share Units

Restricted share units (RSUs) represent the right of the recipient to receive a payment upon the vesting of the unit equal to the VWAP of the shares on the date the RSUs were granted, the vesting date, or any other date as determined by the committee when the RSUs were granted. The award of an RSU may be made contingent upon such conditions as established by the committee in connection with the award, including the attainment of performance objectives. Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all RSUs.

The committee may provide for the settlement of the RSUs in cash or in shares (at the fair market value), or a combination of these. The committee may, at the time the RSU is granted, provide a limitation on the amount payable in respect of each RSU.

Performance Share Units

Performance share units (PSUs) are similar to RSUs and are made contingent upon such conditions established by the committee in connection with the award, including the attainment of performance objectives. PSUs are denominated in shares, and contingent upon the attainment of specified performance objectives during the performance cycle, each PSU represents a right to payment of either (1) the VWAP of a share on the date the PSU was granted, became vested, or any other date specified by the committee or (2) a percentage of such fair market value ranging from 0% to 200%, depending on the level of performance objectives that have been attained. In no event shall the maximum payment value exceed 200% of the fair market value of a share on the applicable date.

Unless otherwise specified in the award agreement, dividend equivalent rights will be granted in tandem with all PSUs. The committee may provide for settlement of PSUs in cash or shares (at the fair market value) or a combination of these. At the time the PSU is granted, the committee may provide a limitation on the amount payable in respect of each PSU.

Effect of Termination of Employment on Awards

The Stantec LTIP contains provisions concerning the treatment of awards upon termination of the recipient’s employment. These provisions will apply unless otherwise set forth in an applicable award agreement or unless otherwise determined by the committee at any time before or after the recipient’s termination of employment, with the consent of the recipient.

Generally, if a recipient’s employment terminates for any reason other than those described below, all awards that the recipient holds will be forfeited immediately, except for any vested and exercisable options or SARs the recipient holds, which remain exercisable for 90 days following the termination date. If the recipient dies within 90 days following termination, those options and SARs remain exercisable by the deceased’s estate until the first anniversary of the termination date (but in no event beyond the maximum term of the option or SAR).

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Exceptions to the above treatment of awards upon termination of employment are set out below. Certain specific exceptions may also be specified in the award agreement.

Treatment upon Death

•	Options and SARs – become immediately exercisable as of the termination date, and the recipient’s estate may exercise the options and SARs for one year following the termination date (but in no event beyond the maximum term of the option or SAR)

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and become immediately vested as if all applicable performance objectives had been satisfied at the 100% target level and are paid on the date the performance award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Disability

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient or the recipient’s legal representative may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards become immediately vested on the termination date and will be settled in accordance with the terms of the award agreement

•	Outstanding Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Retirement

“Retirement” under the Stantec LTIP means a termination of employment after the recipient attains the age of 60 with at least 10 years of service to the Company, and other than by death, disability, for cause, or a voluntary termination by the recipient or without cause termination by the Company, unless the recipient and the Company mutually agree that such termination is considered a retirement.

•	Options and SARs – remain outstanding, and unvested options and SARs continue to vest in accordance with the applicable vesting schedule; the recipient may exercise the options and SARs as they become exercisable before the expiration of the maximum term of the award

•	Unvested RSUs – RSUs that are not intended to be performance awards remain outstanding and continue to vest in accordance with their applicable vesting schedule and be settled as described in the award agreement

•	Performance Awards – remain outstanding and will be paid based on the actual attainment of applicable performance objectives on the date the award would otherwise have been paid had the recipient remained employed with the Company

Treatment upon Termination following a Change in Control (Double Trigger)

If within 12 months following the occurrence of a change in control of the Company the recipient’s employment with the Company is terminated without cause or the recipient terminates his or her employment with the Company for good reason, the recipient’s outstanding awards will be treated as follows:

•	Options and SARs – become immediately exercisable as of the termination date

•	Unvested RSUs – become fully vested as of the termination date and will be settled as described in the award agreement

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•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the termination date, and the recipient will receive a cash payment in respect of all such performance awards within 60 days after the termination date

Effect of Certain Transactions

If the Company is involved in a liquidation, dissolution, merger, or consolidation, or an acquisition of all of the issued and outstanding shares of the Company by any person (unless such acquisition is a non-control transaction) (a Transaction), outstanding awards will be treated as provided for in the agreement entered into in connection with the transaction, or if not provided for in the agreement, recipients will be entitled to receive the same consideration that each holder of one of our common shares was entitled to receive in the transaction in respect of a common share. However, the consideration will remain subject to all of the conditions, restrictions, and performance criteria that were applicable to the awards before the transaction took place.

If a change of control is a Transaction (as described above), and if outstanding awards are not assumed, substituted or otherwise dealt with in the applicable Transaction agreement as described above, then the recipient’s outstanding awards will be treated as follows upon the occurrence of the change in control:

•	Options and SARs – become immediately exercisable

•	Unvested RSUs – become fully vested and settled in accordance with the terms of the award agreement

•	Performance Awards – become immediately vested as if all performance objectives had been satisfied based on the achievement of such objectives as of the occurrence of the change in control, and the recipient will receive a cash payment in respect of all such performance awards within 60 days following the change of control

Additional Plan Terms

The following is a summary of certain additional terms and conditions set out in the Stantec LTIP.

Misconduct

If a recipient has used for profit or disclosed to unauthorized persons confidential information or trade secrets of the Company or has engaged in unlawful trading in the Company’s securities or of another company based on information gained as a result of that recipient’s employment with the Company, the recipient forfeits all rights under any outstanding awards granted to him or her under the Stantec LTIP, and the outstanding awards shall automatically terminate unless the Committee determines otherwise.

Executive Compensation Clawback Policy

All awards granted under the Stantec LTIP and the proceeds received from those awards are subject to the Company’s Executive Compensation Clawback Policy as adopted by the board of directors from time to time or in accordance with any other agreement or other arrangement between the recipient and the Company.

Taxes and Multiple Jurisdictions

The Company has the right to make all applicable withholding taxes in connection with the recipient’s receipt of shares or cash in connection with an award granted under the Stantec LTIP. Recipients may be subject to taxation under the U.S. Internal Revenue Code, the laws of Canada, and the laws of other jurisdictions as applicable. Without amending the Stantec LTIP, the committee may grant, settle, or administer awards on different terms and conditions from those specified in the Stantec LTIP as the committee may deem necessary or desirable to effect the purposes of the Stantec LTIP, subject to applicable law.

2018 Management Information Circular March 15, 2018	77	Stantec Inc.

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